UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

August 10, 2012

_____

THERMO FISHER SCIENTIFIC INC.

(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip Code)

(781) 622-1000
(Registrant's telephone
number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

□   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

□   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

□   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

As previously reported, in June 2012, Thermo Fisher Scientific Inc. (the "Company") announced that in an effort to exit a non-core business, the Company's senior management made a decision to pursue a sale of its laboratory workstations business, part of the Laboratory Products and Services segment. The Company expects to complete such a transaction by June 2013. The Company has reclassified the laboratory workstations business as discontinued operations. The results of operations for the laboratory workstations business were reported as discontinued operations for each period presented in the Company's second quarter 2012 Quarterly Report on Form 10-Q filed with the SEC on August 3, 2012.

Exhibit 99.1 of this Form 8-K updates Items 6, 7 and 8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2011 (the "2011 Form 10-K"), which was filed with the Securities and Exchange Commission on February 29, 2012, to reflect the reclassification of the laboratory workstations business as discontinued operations. The reclassification had no effect on the Company's historical reported net income or earnings per share.

The information set forth in Exhibit 99.1 continues to report and disclose information as of February 29, 2012, the date the 2011 Form 10-K was filed, and the Company has not updated or amended the disclosures contained therein to reflect events that have occurred since the filing of the 2011 Form 10-K, or modified or updated those disclosures in any way other than as required to reflect the laboratory workstations business as discontinued operations. Accordingly, Exhibit 99.1 should be read in conjunction with the Company's filings made with the SEC subsequent to the filing of the 2011 Form 10-K.

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; the effect of laws and regulations governing government contracts; and the effect of competing with certain of our customers and suppliers. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

23.1	Consent of PricewaterhouseCoopers LLP
99.1	Form 10-K Item 6. Selected Financial Data,
	Form 10-K Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and
	Form 10-K Item 8. Financial Statements and Schedule
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Definition Linkbase Document.
101.LAB	XBRL Taxonomy Label Linkbase Document.
101.PRE	XBRL Taxonomy Presentation Linkbase Document.

Attached as Exhibit 101 to this report are the following formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2011, and 2010 (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009, (iii) Consolidated Statement of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, (v) Consolidated Statement of Shareholders' Equity for the years ended December 31, 2011, 2010 and 2009 and (vi) Notes to Consolidated Financial Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 10th day of August, 2012.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Peter E. Hornstra
      Peter E. Hornstra
      Vice President and Chief Accounting Officer

Exhibit 23.1

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-166176) and Form S-8 (No. 33-37867, 33-51189, 33-54347, 33-54453, 33-61561, 333-90761, 333-62004, 333-127246, 333-138577, 333-146068, 333-148334, 333-152344 and 333-161939) of Thermo Fisher Scientific, Inc. of our report dated February 29, 2012, except for the effects of Note 15 as to which the date is August 10, 2012, relating to the consolidated financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Current Report on Form 8-K.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
August 10, 2012

Exhibit 99.1

THERMO FISHER SCIENTIFIC INC.

Item 6.   Selected Financial Data

(In millions except per share amounts)	2011 (a)	2010 (b)	2009 (c)	2008 (d)	2007 (e)
Statement of Income Data					
Revenues	$ 11,558.8	$ 10,393.1	$ 9,741.0	$ 10,143.7	$ 9,442.7
Operating Income	1,250.8	1,188.1	976.3	1,171.8	929.7
Income from Continuing Operations	1,023.4	986.1	807.1	939.6	740.1
Net Income	1,329.9	1,035.6	850.3	980.9	748.4
Earnings per Share from Continuing Operations:					
Basic	2.69	2.45	1.96	2.24	1.75
Diluted	2.66	2.41	1.91	2.16	1.67
Earnings per Share:					
Basic	3.49	2.57	2.06	2.34	1.77
Diluted	3.46	2.53	2.01	2.25	1.69
Balance Sheet Data					
Working Capital	$ 1,708.8	$ 2,425.2	$ 2,891.6	$ 2,805.7	$ 1,763.7
Total Assets	26,833.7	21,349.4	21,625.0	21,090.0	21,207.4
Long-term Obligations	5,755.2	2,031.3	2,064.0	2,003.1	1,983.7
Shareholders' Equity	15,038.1	15,361.0	15,430.9	14,926.5	14,463.6

The caption "restructuring and other costs" in the notes below includes amounts charged to cost of revenues, primarily for the sale of inventories revalued at the date of acquisition and, beginning in 2009, charges/credits to selling, general and administrative expense primarily for significant acquisition transaction costs.

(a) Reflects a $230.6 million pre-tax charge for restructuring and other costs; after-tax income of $306.5 million related to the company's discontinued operations; and the repurchase of $1.34 billion of the company's common stock. Also reflects the acquisitions of Dionex Corporation, in May 2011, and the Phadia group, in August 2011.

(b) Reflects a $76.4 million pre-tax charge for restructuring and other costs; after-tax income of $49.5 million related to the company's discontinued operations; and the repurchase of $1.01 billion of the company's common stock.

(c) Reflects a $67.1 million pre-tax charge for restructuring and other costs; after-tax income of $43.2 million related to the company's discontinued operations; and the repurchase of $414.6 million of the company's common stock.

(d) Reflects a $36.9 million pre-tax charge for restructuring and other costs; after-tax income of $41.3 million related to the company's discontinued operations; and the repurchase of $187.4 million of the company's common stock.

(e) Reflects a $91.4 million pre-tax charge for restructuring and other costs; after-tax income of $8.3 million related to the company's discontinued operations; and the repurchase of $898.0 million of the company's common stock.

THERMO FISHER SCIENTIFIC INC.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Reference is made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations to Notes to Consolidated Financial Statements, which begin on page F-1 of this report.

Overview of Results of Operations and Liquidity

The company develops, manufactures and sells a broad range of products that are sold worldwide. The company expands the product lines and services it offers by developing and commercializing its own technologies and by making strategic acquisitions of complementary businesses. Beginning in the third quarter of 2011, the company's continuing operations fall into three business segments (see Note 3): Analytical Technologies, Specialty Diagnostics and Laboratory Products and Services. Prior period segment results have been adjusted to conform to this presentation.

The results of two businesses sold on April 4, 2011, have been classified and presented as discontinued operations in the accompanying financial statements. In addition, as announced in June 2012, the results of the laboratory workstations business, which the company expects to sell by June 2013, have also been classified and presented as discontinued operations. Prior period results have been adjusted to conform to this presentation. The results discussed below refer to the company's continuing operations unless otherwise noted.

(Dollars in millions)	2011		2010	
Revenues				
Analytical Technologies	$ 3,845.4	33.3%	$ 3,238.2	31.2%
Specialty Diagnostics	2,469.9	21.4%	2,149.0	20.7%
Laboratory Products and Services	5,762.9	49.9%	5,473.0	52.7%
Eliminations	(519.4)	(4.6)%	(467.1)	(4.6)%
	$11,558.8	100%	$10,393.1	100%

Sales in 2011 were $11.56 billion, an increase of $1.17 billion from 2010. The increase was due to acquisitions, including Phadia and Dionex, and, to a lesser extent, higher sales at existing businesses and the favorable effects of currency translation. Had Phadia, Dionex and the company been combined from the beginning of 2010, pro forma revenues would have increased $797 million (7%) over pro forma 2010 revenues. Aside from the effects of currency translation and other acquisitions, net of divestitures, pro forma revenues increased $406 million (4%) over pro forma 2010 revenues (discussed in total and by segment below). The increase in pro forma revenues was primarily due to increased demand, offset in part by lower sales resulting from cessation of a supply contract, discussed below, and lower stimulus-funded sales in Japan as compared to 2010, which together decreased sales by approximately one percentage point. The company had lower sales to academic and government markets in the second half of 2011 which it believes may be due to uncertainty in funding expectations in the U.S. and Europe. These markets represent approximately a quarter of the company's revenues and the decrease in sales to this customer base reduced the company's overall growth in the second half of 2011 by approximately one percentage point, although the decline moderated in the fourth quarter. The company currently expects weakness in academic and government markets will continue into 2012.

The company's strategy is to augment internal growth at existing businesses with complementary acquisitions such as those completed in 2011 and 2010. The company's principal recent acquisitions are described below.

- Phadia, a global leader in the development, manufacturing and marketing of complete blood-test systems to support the clinical diagnosis and monitoring of allergy and autoimmune diseases, was acquired in August 2011 to expand the company's specialty diagnostics offerings.

Overview of Results of Operations and Liquidity (continued)

- Dionex, a global leader in the manufacturing and marketing of ion and liquid chromatography and sample preparation systems, consumables, and software for chemical analysis, was acquired in May 2011 to expand the company's chromatography systems portfolio.

- Fermentas, a manufacturer and global distributor of enzymes, reagents and kits for molecular and cellular biology research, was acquired in July 2010 to expand the company's ability to provide complete workflows for genomics research.

- Finnzymes, a provider of integrated tools for molecular biology analysis, including reagents, instruments, consumables and kits, was acquired in March 2010 to expand the company's portfolio of reagents and other consumables for the molecular biology research and diagnostics markets.

- Ahura Scientific, a provider of handheld spectroscopy instruments that are used worldwide in the identification of chemicals for safety, security and pharmaceutical applications, was acquired in February 2010 to expand the company's portfolio of portable analytical devices.

In 2011, operating income and operating income margin were $1.25 billion and 10.8%, respectively, compared with $1.19 billion and 11.4%, respectively, in 2010. The decrease in operating income margin was primarily due to $124 million of higher acquisition-related charges and an increase in amortization expense of $93 million in 2011 primarily related to the acquisitions of Phadia and Dionex. The decrease in operating margin was offset in part by productivity improvements and profit on incremental sales from acquisitions and existing businesses. The company's references throughout this discussion to productivity improvements generally refer to improved cost efficiencies from its Practical Process Improvement (PPI) processes, reduced costs resulting from global sourcing initiatives and a lower cost structure following restructuring actions including headcount reductions and consolidation of facilities.

The company's effective tax rates were 9.7% and 9.3% in 2011 and 2010, respectively. The increase in the effective tax rate was primarily due to the items discussed below, offset in part by increased earnings in lower tax jurisdictions including the effect of the Phadia acquisition. The tax provision in 2011 was unfavorably affected by $12 million, or 1.0 percentage points, as a result of adjustments to deferred tax balances due to changes in tax rates, offset in part by $8 million, or 0.7 percentage points, by the ability to use tax loss carryforwards as a result of the Phadia acquisition. The tax provision in 2010 was favorably affected by $17 million or 1.6 percentage points resulting primarily from the resolution of tax audits and the impact on deferred tax balances of changes in tax rates. The company expects its effective tax rate in 2012 will be between 11.5% to 13.5% based on currently forecasted rates of profitability in the countries in which the company conducts business.

Income from continuing operations increased to $1.02 billion in 2011, from $986 million in 2010, primarily due to increased operating income, offset in part by higher other expense, net, primarily interest expense as a result of borrowings to partially fund acquisitions.

On April 4, 2011, the company sold, in separate transactions, its Athena Diagnostics business (Athena) for $740 million in cash and its Lancaster Laboratories business (Lancaster) for $180 million in cash and escrowed proceeds of $20 million, due in October 2012. The sale of these businesses resulted in an after-tax gain in discontinued operations of $304 million or $0.79 per diluted share.

During 2011, the company's cash flow from operations totaled $1.69 billion (including $14 million from discontinued operations), compared with $1.50 billion (including $48 million from discontinued operations) for 2010. The increase resulted primarily from higher income before amortization and depreciation, offset in part by growth in working capital items in 2011 compared to 2010.

As of December 31, 2011, the company's short-term debt totaled $1.27 billion, principally commercial paper obligations and $354 million of senior notes, due December 2012. Under its principal unsecured revolving credit agreement, expiring in August 2012, the company has available capacity of $951 million at December 31, 2011. In addition, the company has a $1 billion short-term revolving credit agreement expiring in June 2012, the purpose of

Overview of Results of Operations and Liquidity (continued)

which is to provide short-term funds in the event access to commercial paper markets is not available. The company expects to renew these facilities before their expiration, for all or a portion of the available borrowings thereunder. At December 31, 2011, the company had $900 million of commercial paper indebtedness outstanding and accordingly, the company had $100 million of borrowing capacity under its commercial paper program revolver.

The company believes that its existing cash and short-term investments of $1.02 billion as of December 31, 2011, and the company's future cash flow from operations together with available borrowing capacity under both its principal and commercial paper revolving credit agreements and the expected renewals thereof, are sufficient to meet the cash requirements of its existing businesses for the foreseeable future, including at least the next 24 months.

Critical Accounting Policies and Estimates

The company's discussion and analysis of its financial condition and results of operations is based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent liabilities. On an on-going basis, management evaluates its estimates, including those related to bad debts, inventories, business combinations, intangible assets and goodwill, equity investments, sales returns, warranty obligations, income taxes, contingencies and litigation, pension costs and stock-based compensation. Management believes the most complex and sensitive judgments, because of their significance to the consolidated financial statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. Management bases its estimates on historical experience, current market and economic conditions and other assumptions that management believes are reasonable. The results of these estimates form the basis for judgments about the carrying value of assets and liabilities where the values are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The company believes the following represent its critical accounting policies and estimates used in the preparation of its financial statements:

(a) *Accounts Receivable*

The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to pay amounts due. Such allowances totaled $66 million at December 31, 2011. The company estimates the amount of customer receivables that are uncollectible based on the age of the receivable, the creditworthiness of the customer and any other information that is relevant to the judgment. If the financial condition of the company's customers were to deteriorate, reducing their ability to make payments, additional allowances would be required.

(b) *Inventories*

The company writes down its inventories for estimated excess quantities and obsolescence based on differences between the cost and estimated net realizable value taking into consideration usage in the preceding 12 months, expected demand and any other information that is relevant to the judgment. If ultimate usage or demand varies significantly from expected usage or demand, additional writedowns may be required.

(c) *Intangible Assets and Goodwill*

The company uses assumptions and estimates in determining the fair value of assets acquired and liabilities assumed in a business combination. The determination of the fair value of intangible assets, which represent a significant portion of the purchase price in many of the company's acquisitions, requires the use of

Critical Accounting Policies and Estimates (continued)

significant judgment with regard to (i) the fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. The company estimates the fair value of acquisition-related intangible assets principally based on projections of cash flows that will arise from identifiable intangible assets of acquired businesses. The projected cash flows are discounted to determine the present value of the assets at the dates of acquisition. Definite-lived intangible assets totaled $6.47 billion at December 31, 2011. The company reviews definite-lived intangible assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Actual cash flows arising from a particular intangible asset could vary from projected cash flows which could imply different carrying values from those established at the dates of acquisition and which could result in impairment of such asset.

The company evaluates goodwill and indefinite-lived intangible assets for impairment annually and when events occur or circumstances change that may reduce the fair value of the asset below its carrying amount. Events or circumstances that might require an interim evaluation include unexpected adverse business conditions, economic factors, unanticipated technological changes or competitive activities, loss of key personnel and acts by governments and courts. Goodwill and indefinite-lived intangible assets totaled $11.97 billion and $1.35 billion, respectively, at December 31, 2011. Estimates of future cash flows require assumptions related to revenue and operating income growth, asset-related expenditures, working capital levels and other factors. Different assumptions from those made in the company's analysis could materially affect projected cash flows and the company's evaluation of goodwill and indefinite-lived intangible assets for impairment.

The company's businesses were adversely affected in 2009 by the global economic downturn, although results progressively improved during the year and in 2010. Growth at some of the company's businesses also slowed in 2011 which the company believes was in part due to uncertainty in funding expectations of customers in academic and government markets. Projections of profitability for 2012 and thereafter and indicated fair values based on peer revenues and earnings trading multiples were sufficient to conclude that no impairment of goodwill or indefinite-lived intangible assets existed at the end of the tenth fiscal month of 2011, the date of the company's impairment testing. There can be no assurance, however, that the slowing of growth experienced in 2011 at some businesses will not continue or worsen in 2012 and that a downturn will not materially adversely affect peer trading multiples and the company's businesses such that they do not achieve their forecasted profitability and these assets become impaired. Should the fair value of the company's goodwill or indefinite-lived intangible assets decline because of reduced operating performance, market declines, or other indicators of impairment, or as a result of changes in the discount rate, charges for impairment may be necessary.

(d) *Other Long-lived Assets*

The company reviews other long-lived assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Other long-lived assets totaled $2.22 billion at December 31, 2011, including $1.61 billion of fixed assets. In testing a long-lived asset for impairment, assumptions are made concerning projected cash flows associated with the asset. Estimates of future cash flows require assumptions related to revenue and operating income growth and asset-related expenditures associated with the asset being reviewed for impairment. Should future cash flows decline significantly from estimated amounts, charges for impairment of other long-lived assets may be necessary.

(e) *Revenues*

In instances where the company sells equipment with a related installation obligation, the company generally recognizes revenue related to the equipment when title passes. The company recognizes revenue related to the installation when it performs the installation. The allocation of revenue between the equipment and the

Critical Accounting Policies and Estimates (continued)

installation is based on relative fair value at the time of sale. Should the fair value of either the equipment or the installation change, the company's revenue recognition would be affected.

In instances where the company sells equipment with customer-specified acceptance criteria, the company must assess whether it can demonstrate adherence to the acceptance criteria prior to the customer's acceptance testing to determine the timing of revenue recognition. If the nature of customer-specified acceptance criteria were to change or grow in complexity such that the company could not demonstrate adherence, the company would be required to defer additional revenues upon shipment of its products until completion of customer acceptance testing.

The company's software license agreements generally include multiple products and services, or "elements." The company recognizes software license revenue based on the residual method after all elements have either been delivered or vendor specific objective evidence (VSOE) of fair value exists for any undelivered elements. In the event VSOE is not available for any undelivered element, revenue for all elements is deferred until delivery of all elements other than post-contract support is completed. Revenues from software maintenance and support contracts are recognized on a straight-line basis over the term of the contract. VSOE of fair value of software maintenance and support is determined based on the price charged for the maintenance and support when sold separately. Revenues from training and consulting services are recognized as services are performed, based on VSOE, which is determined by reference to the price customers pay when the services are sold separately.

The company records reductions to revenue for estimated product returns by customers. Should a greater or lesser number of products be returned, additional adjustments to revenue may be required.

(f) *Warranty Obligations*

At the time the company recognizes revenue, it provides for the estimated cost of product warranties in cost of product revenues based primarily on historical experience and knowledge of any specific warranty problems that indicate projected warranty costs may vary from historical patterns. The liability for warranty obligations of the company's continuing operations totaled $42 million at December 31, 2011. Should product failure rates or the actual cost of correcting product failures vary from estimates, revisions to the estimated warranty liability would be necessary.

(g) *Income Taxes*

In the ordinary course of business there is inherent uncertainty in quantifying the company's income tax positions. The company assesses income tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the company has recorded the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. The company's reserve for these matters totaled $120 million at December 31, 2011. Where applicable, associated interest expense has also been recognized.

The company operates in numerous countries under many legal forms and, as a result, is subject to the jurisdiction of numerous domestic and non-U.S. tax authorities, as well as to tax agreements and treaties among these governments. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods

Critical Accounting Policies and Estimates (continued)

under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, currency exchange restrictions or the company's level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of current and deferred tax balances and hence the company's net income.

The company estimates the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction, and provides a valuation allowance for tax assets and loss carryforwards that it believes will more likely than not go unused. If it becomes more likely than not that a tax asset or loss carryforward will be used, the company reverses the related valuation allowance. Any such reversals are recorded as a reduction of the company's tax provision. The company's tax valuation allowance totaled $142 million at December 31, 2011. Should the company's actual future taxable income by tax jurisdiction vary from estimates, additional allowances or reversals thereof may be necessary.

The company provides a liability for future income tax payments in the worldwide tax jurisdictions in which it operates. Should tax return positions that the company expects are sustainable not be sustained upon audit, the company could be required to record an incremental tax provision for such taxes. Should previously unrecognized tax benefits ultimately be sustained, a reduction in the company's tax provision would result.

(h) *Contingencies and Litigation*

The company records accruals for various contingencies, including legal proceedings, environmental, workers' compensation, product, general and auto liabilities, and other claims that arise in the normal course of business. The accruals are based on management's judgment, historical claims experience, the probability of losses and, where applicable, the consideration of opinions of internal and or external legal counsel and actuarial estimates. Reserves of acquired businesses, including environmental reserves, were initially recorded at fair value and discounted to their net present value. Additionally, the company records receivables from third-party insurers when recovery has been determined to be probable.

(i) *Pension and Other Retiree Benefits*

Several of the company's U.S. and non-U.S. subsidiaries sponsor defined benefit pension and other retiree benefit plans. The cost and obligations of these arrangements are calculated using many assumptions to estimate the benefits that the employee earns while working, the amount of which cannot be completely determined until the benefit payments cease. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets and rate of increase in employee compensation levels. Assumptions are determined based on company data and appropriate market indicators in consultation with third-party actuaries, and are evaluated each year as of the plans' measurement date. Net periodic pension costs for the company's pension and other postretirement benefit plans totaled $17 million in 2011. The company's unfunded benefit obligation totaled $346 million at year-end 2011 compared with $244 million at year-end 2010. Should any of these assumptions change, they would have an effect on net periodic pension costs and the unfunded benefit obligation. For example, a 10% decrease in the discount rate would result in an annual increase in pension and other postretirement benefit expense of approximately $2 million and an increase in the benefit obligation of approximately $79 million.

The company expects to contribute between $20 and $30 million to its defined benefit pension plans in 2012.

(j) *Stock-based Compensation*

The fair value of most stock options granted by the company is estimated using the Black-Scholes option pricing model. For option grants and restricted stock units that require achievement of both service and

Critical Accounting Policies and Estimates (continued)

market conditions, a lattice model is used to estimate fair value. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Management estimates expected volatility based on the historical volatility of the company's stock. Historical data on exercise patterns is the basis for determining the expected life of an option. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term which approximates the expected life assumed at the date of grant. Changes in these input variables would affect the amount of expense associated with stock-based compensation. The compensation expense recognized for all stock-based awards is net of estimated forfeitures. The company estimates forfeiture rates based on historical analysis of option forfeitures. If actual forfeitures should vary from estimated forfeitures, adjustments to compensation expense may be required.

Results of Operations

2011 Compared With 2010

Continuing Operations

Sales in 2011 were $11.56 billion, an increase of $1.17 billion from 2010. The increase was due to acquisitions, including Phadia and Dionex, and, to a lesser extent, higher revenues at existing businesses and the favorable effects of currency translation. Had Phadia, Dionex and the company been combined from the beginning of 2010, pro forma revenues would have increased $797 million (7%) over pro forma 2010 revenues, including $125 million due to other acquisitions, net of divestitures, $266 million due to the favorable effects of currency translation and $406 million (4%) due to higher revenues at existing businesses. The increase in pro forma revenues at existing businesses was primarily due to increased demand, offset in part by lower sales resulting from cessation of a supply contract, discussed below, and lower stimulus-funded sales in Japan as compared to 2010, which together decreased sales by approximately 1 percentage point. Sales growth was strong in Asia and modest in Europe and North America. The results in North America and Asia were affected by the cessation of the supply contract and the lower stimulus-funded sales in Japan, respectively. The company had lower sales to academic and government markets in the second half of 2011 which it believes may be due to uncertainty in funding expectations in the U.S. and Europe. These markets represent approximately a quarter of the company's revenues and the decrease in sales to this customer base reduced the company's overall growth in the second half of 2011 by approximately one percentage point, although the decline moderated in the fourth quarter. The company currently expects weakness in academic and government markets will continue into 2012.

In 2011, operating income and operating income margin were $1.25 billion and 10.8%, respectively, compared with $1.19 billion and 11.4%, respectively, in 2010. The decrease in operating income margin was primarily due to $124 million of higher acquisition-related charges and an increase in amortization expense of $93 million in 2011 primarily related to the acquisitions of Phadia and Dionex. The decrease in operating margin was offset in part by productivity improvements and profit on incremental sales from acquisitions and existing businesses. The company's references throughout this discussion to productivity improvements generally refer to improved cost efficiencies from its Practical Process Improvement (PPI) processes, reduced costs resulting from global sourcing initiatives and a lower cost structure following restructuring actions including headcount reductions and consolidation of facilities.

In 2011, the company recorded restructuring and other costs, net, of $231 million, including $73 million of charges to cost of revenues related primarily to the sale of inventories revalued at the date of acquisition and, to a lesser extent, accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations and $62 million of charges to selling, general and administrative expenses primarily for cash transaction costs related to the acquisitions of Phadia and Dionex. The company incurred $81 million of other cash costs, including $21 million of cash compensation from monetizing equity awards held by Dionex employees at the date of acquisition. The cash costs also include continuing costs associated with headcount reductions and facility consolidations in an effort to streamline operations, including severance to reduce headcount at several businesses and abandoned facility expenses at businesses that have been or are being consolidated, such as the following: the consolidation of facilities of acquired

Results of Operations (continued)

businesses in Finland and Australia with existing facilities in those countries; the consolidation of facilities in the U.S; and the restructuring of the commercial organization of a business across six European countries to increase productivity and efficiency in serving customers. The company also recorded $15 million of non-cash costs, net, primarily for the impairment of intangible assets at several small business units and, to a lesser extent, a loss on sale of a business (see Note 14).

In 2010, the company recorded restructuring and other costs, net, of $76 million, including $13 million of charges to cost of revenues related to the sale of inventories revalued at the date of acquisition and, to a lesser extent, accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations and $3 million of charges to selling, general and administrative expenses for transaction costs, net, primarily related to the acquisition of Dionex and revisions of estimated contingent consideration, principally related to the acquisition of Ahura Scientific, offset in part by a gain of $11 million on settlement with product liability insurers. The company incurred $33 million of cash costs, primarily for actions initiated in 2009 and, to a lesser extent, 2010 in response to the downturn in the economy and reduced revenues, including severance to reduce headcount at several businesses and abandoned facility expenses at businesses that have been or are being consolidated. The company recorded impairment charges of $17 million for intangible assets associated with several small business units. The company also recorded a $6 million charge on a patent infringement claim initiated prior to a business unit's acquisition by the company and $3 million of asset writedowns associated with abandoned facilities held for sale.

As of February 29, 2012, the company has identified restructuring actions that will result in additional charges of approximately $50 million in 2012 and expects to identify additional actions during 2012. The restructuring projects for which actions commenced in 2011 will result in annual cost savings of approximately $80 million beginning in part in 2011 and, to a greater extent, in 2012, including $30 million in the Analytical Technologies segment, $15 million in the Specialty Diagnostics segment and $35 million in the Laboratory Products and Services segment. The additional actions approved in 2011 and commencing in 2012 will result in $25 million of additional annual savings following their completion. The restructuring actions initiated in 2010 resulted in annual cost savings beginning primarily in 2011 of approximately $45 million, including $5 million in the Analytical Technologies segment, $10 million in the Specialty Diagnostics segment and $30 million in the Laboratory Products and Services segment.

On February 3, 2012, the Internal Revenue Service issued proposed regulations that provide guidance on the excise tax imposed on the sale of medical devices under Internal Revenue Code Section 4191. The tax applies to the sale of certain medical devices by a manufacturer, producer or importer of the device. The tax is in the amount of 2.3% of the sale price and will apply to all devices that are sold beginning January 1, 2013. Based on the company's estimate of product revenue that is expected to be subject to the regulations, the company currently expects that imposition of the tax will cost $20-30 million annually, beginning in 2013.

Segment Results

The company's management evaluates segment operating performance using operating income before certain charges/credits to cost of revenues and selling, general and administrative expenses, principally associated with acquisition accounting; restructuring and other costs/income including costs arising from facility consolidations such as severance and abandoned lease expense and gains and losses from the sale of real estate and product lines; and amortization of acquisition-related intangible assets. The company also refers to this measure as adjusted operating income. The company uses this measure because it helps management understand and evaluate the segments' core operating results and facilitate comparison of performance for determining compensation (Note 3). Accordingly, the following segment data is reported on this basis.

Results of Operations (continued)

(Dollars in millions)	2011	2010	Change
Revenues			
Analytical Technologies	$ 3,845.4	$ 3,238.2	19%
Specialty Diagnostics	2,469.9	2,149.0	15%
Laboratory Products and Services	5,762.9	5,473.0	5%
Eliminations	(519.4)	(467.1)	11%
Consolidated Revenues	$ 11,558.8	$ 10,393.1	11%
Segment Income			
Analytical Technologies	$ 720.0	$ 550.1	31%
Specialty Diagnostics	598.4	487.9	23%
Laboratory Products and Services	810.9	781.2	4%
Subtotal Reportable Segments	2,129.3	1,819.2	17%
Cost of Revenues Charges	(72.6)	(13.2)	
Selling, General and Administrative Charges, Net	(61.5)	(3.0)	
Restructuring and Other Costs, Net	(96.5)	(60.2)	
Amortization of Acquisition-related Intangible Assets	(647.9)	(554.7)	
Consolidated Operating Income	$ 1,250.8	$ 1,188.1	5%
Reportable Segments Operating Income Margin	18.4%	17.5%	
Consolidated Operating Income Margin	10.8%	11.4%	

Income from the company's reportable segments increased 17% to $2.13 billion in 2011 due primarily to profit on incremental sales from acquisitions and, to a lesser extent, existing businesses as well as from productivity improvements.

Analytical Technologies

(Dollars in millions)	2011	2010	Change
Revenues	$ 3,845.4	$ 3,238.2	19%
Operating Income Margin	18.7%	17.0%	1.7

Sales in the Analytical Technologies segment increased $607 million to $3.85 billion in 2011. The increase was due to acquisitions, including Dionex, higher revenue at existing businesses and, to a lesser extent, the favorable effects of currency translation. Had Dionex and the company been combined from the beginning of 2010, pro forma revenues would have increased $349 million (10%) over pro forma 2010 revenues, including increases of $47 million due to other acquisitions, $95 million due to the favorable effects of currency translation and $207 million (6%) due to higher revenues at existing businesses. The increase in pro forma revenue at existing businesses was primarily due to increased demand. Demand was particularly strong for instruments serving industrial and applied markets. The increase in revenues was offset in part by lower stimulus-funded sales in Japan in the first quarter of 2011 which decreased pro forma growth by 1 percentage point.

Results of Operations (continued)

Operating income margin was 18.7% in 2011 and 17.0% in 2010. The increase resulted from productivity improvements and, to a lesser extent, accretive acquisitions, price increases and profit on incremental sales at existing businesses. These increases were offset in part by higher spending on research and development initiatives.

Specialty Diagnostics

(Dollars in millions)	2011	2010	Change
Revenues	$ 2,469.9	$ 2,149.0	15%
Operating Income Margin	24.2%	22.7%	1.5

Sales in the Specialty Diagnostics segment increased $321 million to $2.47 billion in 2011. The increase was due to acquisitions, including Phadia, higher revenue at existing businesses and the favorable effects of currency translation. Had Phadia and the company been combined from the beginning of 2010, pro forma revenues would have increased $210 million (8%) over pro forma 2010 revenues, including increases of $21 million due to other acquisitions, $68 million due to the favorable effects of currency translation and $121 million (5%) due to higher revenues at existing businesses. The increase in pro forma revenue at existing businesses was primarily due to increased demand. Demand was particularly strong for immunodiagnostics and clinical diagnostics products. The increase in demand was offset in part by cessation of a supply contract, discussed below, which decreased pro forma growth by 2 percentage points.

In November 2009, a significant supplier of the company's healthcare market channel notified the company that it intended to cease an existing supply arrangement in mid-2010. The company believes this was in part a response to the company's strategic decision to expand its product offerings to provide its customers with a broader menu of diagnostic solutions. The company signed an agreement with an alternative supplier of laboratory products and is selling these and other products from the new supplier, offsetting a portion of the drop in revenue. As a result of these events, sales were unfavorably affected by $54 million, net, in the first half of 2011.

Operating income margin was 24.2% in 2011 and 22.7% in 2010. The increase resulted from productivity improvements and, to a lesser extent, profit on incremental sales at existing businesses and accretive acquisitions.

Laboratory Products and Services

(Dollars in millions)	2011	2010	Change
Revenues	$ 5,762.9	$ 5,473.0	5%
Operating Income Margin	14.1%	14.3%	(0.2)

Sales in the Laboratory Products and Services segment increased $290 million to $5.76 billion in 2011. The favorable effects of currency translation resulted in an increase in revenues of $107 million in 2011. Sales increased $57 million due to acquisitions. In addition to the changes in revenue resulting from currency translation and acquisitions, revenues increased $126 million (2%) primarily due to increased demand. Demand for biopharma outsourcing services was particularly strong.

Operating income margin decreased to 14.1% in 2011 from 14.3% in 2010, primarily due to inflationary pressures on costs, particularly oil-based raw materials such as plastic resin, and, to a lesser extent, commercial investments including expansion of sales and marketing staff in the Asia/Pacific region and information technology initiatives in Europe. These decreases were offset in part by productivity improvements.

Results of Operations (continued)

Other Expense, Net

The company reported other expense, net, of $118 million and $100 million in 2011 and 2010, respectively (Note 4). The increase was primarily due to a $91 million increase in interest expense, offset in part by higher other items, net and higher interest income. The increase in interest expense was related to the debt issued to fund the Phadia and Dionex acquisitions, offset in part by having refinanced higher-rate debt during 2010. In 2011, other items, net includes a $28 million gain on currency exchange contracts associated with the Phadia acquisition and repayment of its multi-currency debt and an $18 million gain on the sale of an investment accounted for under the cost method, offset in part by $10 million of fees associated with short-term financing commitments to fund the Phadia acquisition. In 2010, other items, net includes a $17 million loss on the early extinguishment of debt and $8 million of fees associated with short-term financing commitments for the Dionex acquisition.

Provision for Income Taxes

The company's effective tax rates were 9.7% and 9.3% in 2011 and 2010, respectively. The increase in the effective tax rate was primarily due to the items discussed below, offset in part by increased earnings in lower tax jurisdictions including the effect of the Phadia acquisition. The tax provision in 2011 was unfavorably affected by $12 million, or 1.0 percentage points, as a result of adjustments to deferred tax balances due to changes in tax rates, offset in part by $8 million, or 0.7 percentage points, by the ability to use tax loss carryforwards as a result of the Phadia acquisition. The tax provision in 2010 was favorably affected by $17 million or 1.6 percentage points resulting primarily from the resolution of tax audits and the impact on deferred tax balances of changes in tax rates. The company expects its effective tax rate in 2012 will be between 11.5% to 13.5% based on currently forecasted rates of profitability in the countries in which the company conducts business.

Discontinued Operations

On June 22, 2012, in an effort to exit a non-core business, the company's senior management made a decision to pursue a sale of its laboratory workstations business, part of the Laboratory Products and Services segment. The company expects to complete such a transaction by June 2013. The results of the laboratory workstations business have been classified and presented as discontinued operations in the accompanying financial statements. Prior period results have been adjusted to conform to this presentation (Note 15).

On April 4, 2011, the company sold, in separate transactions, its Athena Diagnostics business (Athena) for $740 million in cash and its Lancaster Laboratories business (Lancaster) for $180 million in cash and escrowed proceeds of $20 million, due in October 2012. The sale of these businesses resulted in an after-tax gain of $304 million or $0.79 per diluted share. Revenues and operating income of the two businesses aggregated approximately $225 million and $60 million, respectively, in 2010. Athena provides diagnostic testing for neurological and other diseases, with an emphasis on gene-based tests. Lancaster is a contract-testing laboratory that provides analytical laboratory services. The results of both businesses have been included in the accompanying financial statements as discontinued operations for all periods presented (Note 2).

After-tax income from discontinued operations was $1.7 million and $47.0 million, in 2011 and 2010, respectively, and decreased primarily due to the sale of Athena and Lancaster. The company also received additional proceeds from a previously divested business in the second quarter of 2011, resulting in an after-tax gain of $1 million.

During the first quarter of 2010, the company recorded additional proceeds related to a business divested in 2003, resulting in an after-tax gain of $2.5 million.

Results of Operations (continued)

Recent Accounting Pronouncements

In December 2011, the FASB issued new guidance which requires enhanced disclosures on offsetting amounts within the balance sheet, including disclosing gross and net information about instruments and transactions eligible for offset or subject to a master netting or similar agreement. The guidance is effective for the company beginning January 1, 2013 and is to be applied retrospectively. The adoption of this guidance, which is related to disclosure only, will not have an impact on the company's consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued revised guidance requiring entities to provide additional qualitative and quantitative disclosures about an employer's participation and financial obligations in a multiemployer pension plan. The new rule is intended to increase transparency about an employer's participation in a multiemployer pension plan. The new guidance was effective in 2011. Adoption of this standard did not have an impact on the company's results of operations or financial position.

In September 2011, the FASB modified existing rules to allow entities to use a qualitative approach to test goodwill for impairment. The revised guidance permits an entity to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If impairment is deemed more likely than not, management would perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. This guidance will be effective for the company on January 1, 2012. Adoption of this standard will not have an impact on the company's results of operations or financial position.

In June 2011, the FASB issued new guidance pertaining to the presentation of comprehensive income. The new rule eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The standard is intended to provide a more consistent method of presenting non-owner transactions that affect the company's equity. Under the new guidance, an entity can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The new guidance will be effective for the company on January 1, 2012 and will not have an impact on the company's results of operations or financial position.

In May 2011, the FASB amended existing rules covering fair value measurement and disclosure to clarify guidance and minimize differences between U.S. GAAP and International Financial Reporting Standards (IFRS). The new guidance requires entities to provide information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and provide a narrative description of the sensitivity of Level 3 measurements to changes in unobservable inputs. The guidance will be effective for the company on January 1, 2012 and is not expected to have a material impact on its financial statements.

Contingent Liabilities

The company is contingently liable with respect to certain legal proceedings and related matters. An unfavorable outcome in one or more of the matters described under "Litigation and Related Contingencies" in Note 10 could materially affect the company's financial position as well as its results of operations and cash flows.

2010 Compared With 2009

Continuing Operations

Sales in 2010 were $10.39 billion, an increase of $652 million from 2009. The unfavorable effects of currency translation resulted in a decrease in revenues of $19 million in 2010. Sales increased $268 million due to acquisitions, net of divestitures. Aside from the effects of currency translation and acquisitions, net of divestitures, revenues increased $403 million (4%) due to increased demand and, to a lesser extent, higher stimulus-funded spending by

Results of Operations (continued)

customers and price increases. Sales rebounded from a weak 2009 when the company believes a global economic slowdown reduced demand. Sales growth was strong in Asia, moderate in North America and modest in Europe in 2010. The increase in revenues was offset in part by cessation of a supply contract and a milder flu season in 2010 which together unfavorably affected revenue growth by 2 percentage points in 2010. The company estimates that stimulus-funded spending increased revenues by approximately 1 percentage point in 2010, primarily in the first quarter.

In 2010, operating income and operating income margin were $1.19 billion and 11.4%, respectively, compared with $976 million and 10.0%, respectively, in 2009. The increases in operating income and operating income margin were due to profit on incremental sales and, to a lesser extent, productivity improvements. In addition, amortization expense decreased by $25 million in 2010, primarily due to the completion of amortization of acquisition-related intangibles from a 2005 acquisition.

In 2010, the company recorded restructuring and other costs, net, of $76 million, including: $13 million of charges to cost of revenues related to the sale of inventories revalued at the date of acquisition and, to a lesser extent, accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations and $3 million of charges to selling, general and administrative expenses for transaction costs, net, primarily related to the acquisition of Dionex and revisions of estimated contingent consideration, principally related to the acquisition of Ahura Scientific, offset in part by a gain of $11 million on settlement with product liability insurers. The company incurred $33 million of cash costs, primarily for actions initiated in 2009 and, to a lesser extent, 2010 in response to the downturn in the economy and reduced revenues, including severance to reduce headcount at several businesses and abandoned facility expenses at businesses that have been or are being consolidated. The company recorded impairment charges of $17 million for intangible assets associated with several small business units. The company also recorded a $6 million charge on a patent infringement claim initiated prior to a business unit's acquisition by the company and $3 million of asset writedowns associated with abandoned facilities held for sale.

In 2009, the company recorded restructuring and other costs, net, of $67 million, including $7 million of charges to cost of revenues related to the sale of inventories revalued at the date of acquisition and accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations and $2 million of charges to selling, general and administrative expenses for transaction costs related to the acquisitions of Biolab and B.R.A.H.M.S. offset in part by a gain primarily for settlement of certain product liability-related matters. The company incurred $60 million of cash costs, primarily for actions in response to the downturn in the economy and reduced revenues, including severance to reduce headcount at several businesses and abandoned facility expenses at businesses that have been or are being consolidated. The company also incurred a $2 million loss on an abandoned facility held for sale that was sold in July 2009 and a $3 million charge for pension termination benefits, offset by a $7 million gain on the settlement of a litigation-related matter assumed as part of the merger with Fisher in 2006.

The restructuring actions initiated in 2009 resulted in annual cost savings beginning in the second half of 2009 and early 2010 of approximately $60 million, including $30 million in the Analytical Technologies segment, $10 million in the Specialty Diagnostics segment and $20 million in the Laboratory Products and Services segment.

Results of Operations (continued)

Segment Results

(Dollars in millions)		2010		2009	Change
Revenues					
Analytical Technologies	$	3,238.2	$	2,918.8	11%
Specialty Diagnostics		2,149.0		2,150.4	(0)%
Laboratory Products and Services		5,473.0		5,073.7	8%
Eliminations		(467.1)		(401.9)	16%
Consolidated Revenues	$	10,393.1	$	9,741.0	7%
Segment Income					
Analytical Technologies	$	550.1	$	456.9	20%
Specialty Diagnostics		487.9		457.7	7%
Laboratory Products and Services		781.2		708.7	10%
Subtotal Reportable Segments		1,819.2		1,623.3	12%
Cost of Revenues Charges		(13.2)		(6.7)	
Selling, General and Administrative Costs, Net		(3.0)		(1.5)	
Restructuring and Other Costs, Net		(60.2)		(58.9)	
Amortization of Acquisition-related Intangible Assets		(554.7)		(579.9)	
Consolidated Operating Income	$	1,188.1	$	976.3	22%
Reportable Segments Operating Income Margin		17.5%		16.7%	
Consolidated Operating Income Margin		11.4%		10.0%	

Income from the company's reportable segments increased 12% to $1.82 billion in 2010 due primarily to productivity improvements and, to a lesser extent, profit on incremental sales.

Analytical Technologies

(Dollars in millions)		2010		2009	Change
Revenues	$	3,238.2	$	2,918.8	11%
Operating Income Margin		17.0%		15.7%	1.3

Sales in the Analytical Technologies segment increased $319 million to $3.24 billion in 2010. The unfavorable effects of currency translation resulted in a decrease in revenue of $15 million in 2010. Sales increased $123 million due to acquisitions, net of divestitures. In addition to the changes in revenue resulting from currency translation and acquisitions, net of divestitures, revenues increased $211 million (7%) primarily due to increased demand including higher stimulus-funded spending by customers, particularly in the first quarter. Demand in industrial markets for environmental and process control equipment improved in 2010. Demand was also strong for mass spectrometry instruments and bioscience offerings.

Operating income margin was 17.0% in 2010 and 15.7% in 2009. The increase resulted from productivity improvements and, to a lesser extent, profit on incremental sales.

Results of Operations (continued)

Specialty Diagnostics

(Dollars in millions)	2010	2009	Change
Revenues	$ 2,149.0	$ 2,150.4	(0)%
Operating Income Margin	22.7%	21.3%	1.4

Sales in the Specialty Diagnostics segment were approximately flat in 2010 at $2.15 billion. The unfavorable effects of currency translation resulted in a decrease in revenue of $7 million in 2010. Sales increased $110 million due to acquisitions, net of divestitures. In addition to the changes in revenue resulting from currency translation and acquisitions, net of divestitures, revenues decreased $104 million (5%) primarily due to a $102 million, net reduction in sales due to termination and transition of a supply contract discussed above. In addition, the segment's revenues decreased due to milder flu conditions in 2010 than 2009, offset in part by increased demand for clinical diagnostic products.

Operating income margin was 22.7% in 2010 and 21.3% in 2009. The increase resulted from productivity improvements and to a lesser extent, sales of higher margin products.

Laboratory Products and Services

(Dollars in millions)	2010	2009	Change
Revenues	$ 5,473.0	$ 5,073.7	8%
Operating Income Margin	14.3%	14.0%	0.3

Sales in the Laboratory Products and Services segment increased $399 million to $5.47 billion in 2010. The unfavorable effects of currency translation resulted in a nominal increase in revenues in 2010. Sales increased $35 million due to acquisitions, net of divestitures. In addition to the changes in revenue resulting from currency translation and acquisitions, net of divestitures, revenues increased $362 million (7%) primarily due to stronger demand and, to a lesser extent, increased prices. Demand for laboratory equipment, which had been particularly weak in 2009, and consumables improved in 2010.

Operating income margin increased to 14.3% in 2010 from 14.0% in 2009, primarily due to productivity improvements offset in part by inflationary pressures on supply costs and, to a lesser extent, strategic investments including expansion of sales and marketing staff in the Asia/Pacific region and information technology initiatives in Europe.

Other Expense, Net

The company reported other expense, net, of $100 million and $123 million in 2010 and 2009, respectively Interest expense decreased to $85 million from $118 million in 2009 primarily as a result of lower interest rates on variable rate debt following refinancings completed in late 2009 and the first half of 2010. In 2010 and 2009, other expense, net, includes losses on the early extinguishment of debt of $17 million and $15 million, respectively and in 2010, $8 million of fees associated with short-term financing commitments for the Dionex acquisition.

Provision for Income Taxes

The company's effective tax rates were 9.3% and 5.5% in 2010 and 2009, respectively. The increase in the effective tax rate was primarily due to increased earnings in higher tax jurisdictions. The tax provision in 2010 was

Results of Operations (continued)

favorably affected by $17 million or 1.6 percentage points resulting primarily from the resolution of tax audits and the impact on deferred tax balances of changes in tax rates. The tax provision in 2009 was favorably affected by $5.5 million or 0.6 percentage points resulting from the reversal of a tax reserve established at acquisition and the impact on deferred tax balances of changes in tax rates.

Discontinued Operations

As described above and in Note 15 to the accompanying financial statements, on June 22, 2012, in an effort to exit a non-core business, the company's senior management made a decision to pursue a sale of its laboratory workstations business, part of the Laboratory Products and Services segment.

As described above and in Note 2 to the accompanying financial statements, the company sold two businesses on April 4, 2011. The results of both businesses have been included in the accompanying financial statements as discontinued operations for all periods presented.

After-tax income from discontinued operations was $47.0 million and $44.2 million, in 2010 and 2009, respectively. The increase in income was primarily due to incremental profit on higher revenues of the discontinued businesses.

During 2010, the company recorded additional proceeds related to a business divested in 2003, resulting in an after-tax gain of $2.5 million.

Liquidity and Capital Resources

Consolidated working capital was $1.71 billion at December 31, 2011, compared with $2.43 billion at December 31, 2010. Included in working capital were cash, cash equivalents and short-term investments of $1.02 billion at December 31, 2011 and $0.93 billion at December 31, 2010. The decrease in working capital is primarily due to short-term borrowings under the company's U.S. commercial paper program, used to partially fund the acquisition of Phadia (Note 9), offset in part by increases in accounts receivable and inventories resulting from the acquisitions of Phadia and Dionex.

2011

Cash provided by operating activities was $1.69 billion during 2011. Increases in accounts receivable and inventory used cash of $115 million and $29 million, respectively, primarily to support growth in sales. An increase in other assets used cash of $123 million primarily due to the timing of tax refunds. An increase in accounts payable provided cash of $34 million, primarily due to higher inventory purchases. Payments for restructuring actions, principally severance costs and lease and other expenses of real estate consolidation, used cash of $69 million during 2011.

During 2011, the company's primary investing activities included acquisitions and the purchase of property, plant and equipment. The company expended $5.69 billion for acquisitions and $261 million for purchases of property, plant and equipment. The company's continuing operations had cash proceeds from a divestiture of $14 million and the company's discontinued operations had net cash proceeds of $746 million, primarily from the sale of Athena and Lancaster.

The company's financing activities provided $3.55 billion of cash during 2011, principally $5.15 billion from the issuance of debt to fund acquisitions, offset in part by the repurchase of $1.34 billion of the company's common stock. Following issuance of a redemption notice for the remaining $329 million principal outstanding of the company's 3.25% Senior Subordinated Convertible Notes due 2024, all of the balance was converted or redeemed for a total cash outlay of $452 million. The company's financing activities also included $158 million of proceeds of

Liquidity and Capital Resources (continued)

employee stock option exercises. On September 8, 2010, the Board of Directors authorized the repurchase of up to $750 million of the company's common stock through September 8, 2011. On February 23, 2011, the Board of Directors authorized the repurchase of up to an additional $750 million of the company's common stock through February 22, 2012. On November 10, 2011, the Board of Directors authorized the repurchase of up to an additional $750 million of the company's common stock through November 9, 2012. At December 31, 2011, $650 million was available for future repurchases of the company's common stock under these authorizations.

As of December 31, 2011, the company's short-term debt totaled $1.27 billion, principally commercial paper obligations and $354 million of senior notes, due December 2012. Under its principal unsecured revolving credit agreement, expiring in August 2012, the company has available capacity of $951 million at December 31, 2011. In addition, the company has a $1 billion short-term revolving credit agreement expiring in June 2012, the purpose of which is to provide short-term funds in the event access to commercial paper markets is not available. The company expects to renew these facilities before their expiration, for all or a portion of the available borrowings thereunder. At December 31, 2011, the company had $900 million of commercial paper indebtedness outstanding and accordingly, the company had $100 million of borrowing capacity under its commercial paper program revolver.

The company believes that its existing cash and short-term investments of $1.02 billion as of December 31, 2011, and the company's future cash flow from operations together with available borrowing capacity under both its principal and commercial paper revolving credit agreements and the expected renewals thereof, are sufficient to meet the cash requirements of its existing businesses for the foreseeable future, including at least the next 24 months.

2010

Cash provided by operating activities was $1.50 billion during 2010. Increases in accounts receivable and inventory used cash of $70 million and $24 million, respectively, primarily to support growth in sales. Increases in other assets used cash of $79 million, primarily due to the timing of value added tax (VAT) refunds and prepaid expenses. Cash payments for income taxes totaled $370 million in 2010, compared with $330 million in 2009 due to an increase in taxable income. Payments for restructuring actions, principally severance costs and lease and other expenses of real estate consolidation, used cash of $47 million during 2010.

During 2010, the company's primary investing activities included acquisitions and the purchase of property, plant and equipment. The company expended $606 million for acquisitions and $245 million for purchases of property, plant and equipment.

The company's financing activities used $1.30 billion of cash during 2010, principally for the extinguishment of debt and repurchase of $1.01 billion of the company's common stock, offset in part by the net proceeds for the issuance of long-term debt of $741 million. The company used the net proceeds from the issuance of debt and existing cash balances to convert all of the $326 million principal outstanding on its Floating Rate Convertible Debentures due 2033 for a total cash outlay of $573 million and to redeem all of its $500 million outstanding 6 1/8% Senior Subordinated Notes at a redemption price of $1,030.63 per $1,000 principal amount for a total cash outlay of $515 million. The company's financing activities in 2010 also included $77 million of proceeds of employee stock option exercises.

2009

Cash provided by operating activities was $1.66 billion during 2009. Decreases in accounts receivable and inventory provided cash of $129 million and $106 million, respectively. A decrease in accounts payable used cash of $45 million. The decrease in accounts receivable resulted primarily from improved collections and the decrease in inventories resulted primarily from increased fourth quarter shipments in 2009 over the fourth quarter of 2008. The decrease in accounts payable was primarily due to the timing of payments. Payments for restructuring actions,

Liquidity and Capital Resources (continued)

principally severance costs and lease and other expenses of real estate consolidation, used cash of $50 million during 2009. Cash payments for income taxes totaled $330 million in 2009.

During 2009, the company's primary investing activities included acquisitions and the purchase of property, plant and equipment. The company expended $637 million for acquisitions and $198 million for purchases of property, plant and equipment.

The company's financing activities used $558 million of cash during 2009, principally for the extinguishment of debt and the repurchase of $415 million of the company's common stock, offset in part by net proceeds from the issuance of long-term debt of $748 million. In December 2009, the company redeemed all of the $300 million principal outstanding on its 6.75% Senior Subordinated Notes due 2014 at a redemption price of 103.375% for a total cash outlay of $317 million including accrued interest. Also in December 2009, the company repurchased in a tender offer $282 million aggregate principal amount of its 2.50% convertible Senior Notes due 2023 at $2,072.4743 per $1,000 principal amount for a total cash outlay of $587 million including accrued and unpaid interest. The company's financing activities also included $54 million of proceeds of employee stock option exercises.

Off-Balance Sheet Arrangements

The company did not use special purpose entities or other off-balance-sheet financing arrangements in 2009 - 2011 except for letters of credit, bank guarantees, surety bonds and other guarantees disclosed in the table below. Of the amounts disclosed in the table below for letters of credit, bank guarantees, surety bonds and other guarantees, $3.7 million relates to guarantees of the performance of third parties, principally in connection with businesses that were sold. The balance relates to guarantees of the company's own performance, primarily in the ordinary course of business.

Liquidity and Capital Resources (continued)

Contractual Obligations and Other Commercial Commitments

The table below summarizes, by period due or expiration of commitment, the contractual obligations and other commercial commitments of the company's continuing operations as of December 31, 2011. The company's discontinued operations did not have material contractual obligations or commitments.

(In millions)	2012	2013 and 2014	2015 and 2016	2017 and Thereafter	Total
Contractual Obligations and Other Commercial Commitments					
Debt principal, including short-term debt (a)	$ 1,268.3	$ 705.2	$ 2,609.6	$ 2,400.9	$ 6,984.0
Interest	192.8	374.4	293.0	456.0	1,316.2
Capital lease obligations	0.4	0.6	—	—	1.0
Operating lease obligations	112.3	153.7	76.9	62.6	405.5
Unconditional purchase obligations (b)	232.2	6.3	1.9	—	240.4
Letters of credit and bank guarantees	101.7	11.4	1.2	3.2	117.5
Surety bonds and other guarantees	40.6	15.0	4.1	—	59.7
Pension obligations on balance sheet	25.2	55.3	60.5	205.5	346.5
Asset retirement obligations	3.4	4.5	6.0	9.8	23.7
Acquisition-related contingent consideration accrued on balance sheet	0.9	0.6	0.1	0.1	1.7
Other (c)	4.7	—	—	—	4.7
	$ 1,982.5	$ 1,327.0	$ 3,053.3	$ 3,138.1	$ 9,500.9

(a) Amounts represent the expected cash payments for debt and do not include any deferred issuance costs.
(b) Unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at any time without penalty.
(c) Obligation represents funding commitments pursuant to investments held by the company.

Reserves for unrecognized tax benefits of $120 million have not been included in the above table due to the inability to predict the timing of tax audit resolutions.

The company has no material commitments for purchases of property, plant and equipment but expects that for 2012, such expenditures for its existing business will approximate $300 to $325 million.

In disposing of assets or businesses, the company often provides representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste facilities, and unidentified tax liabilities and related legal fees. The company does not have the ability to estimate the potential liability from such

Liquidity and Capital Resources (continued)

indemnities because they relate to unknown conditions. However, the company has no reason to believe that these uncertainties would have a material adverse effect on its financial position, annual results of operations or cash flows.

The company has recorded liabilities for known indemnifications included as part of environmental liabilities. See Item 1. Business – Environmental Matters for a discussion of these liabilities.

THERMO FISHER SCIENTIFIC INC.

INDEX OF CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

The following Consolidated Financial Statements of the Registrant and its subsidiaries are required to be included in Item 15:

The following Consolidated Financial Statement Schedule of the Registrant and its subsidiaries is filed as part of this Report as required to be included in Item 15(a):

Note: All other financial statement schedules are omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or in the notes thereto.

THERMO FISHER SCIENTIFIC INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Thermo Fisher Scientific Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Thermo Fisher Scientific Inc. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A of Thermo Fisher Scientific Inc.'s Annual Report on Form 10-K. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 29, 2012, except for the effects of Note 15 as to which the date is August 10, 2012

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED BALANCE SHEET

(In millions)		December 31, 2011		December 31, 2010
Assets				
Current Assets:				
Cash and cash equivalents	$	1,016.3	$	917.1
Short-term investments, at quoted market value (cost of $4.8 and $9.6)		4.3		8.9
Accounts receivable, less allowances of $65.8 and $39.2		1,783.1		1,440.1
Inventories		1,330.1		1,153.0
Deferred tax assets		157.8		179.3
Other current assets		530.3		436.6
		4,821.9		4,135.0
Property, Plant and Equipment, at Cost, Net		1,611.3		1,319.9
Acquisition-related Intangible Assets, net of Accumulated Amortization of $3,169.3 and $2,539.1		7,815.9		5,913.7
Other Assets		611.3		999.9
Goodwill		11,973.3		8,980.9
	$	26,833.7	$	21,349.4

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED BALANCE SHEET (Continued)

(In millions except share amounts)	December 31, 2011	December 31, 2010
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term obligations and current maturities of long-term obligations	$ 1,272.8	$ 105.8
Accounts payable	612.3	532.5
Accrued payroll and employee benefits	324.4	300.6
Deferred revenue	192.5	158.2
Other accrued expenses	711.1	612.7
	3,113.1	1,709.8
Deferred Income Taxes	2,229.3	1,623.9
Other Long-term Liabilities	698.0	623.4
Long-term Obligations	5,755.2	2,031.3
Commitments and Contingencies (Note 10)		
Shareholders' Equity:		
Preferred stock, $100 par value, 50,000 shares authorized; none issued		
Common stock, $1 par value, 1,200,000,000 shares authorized; 406,416,940 and 401,779,152 shares issued	406.4	401.8
Capital in excess of par value	10,152.0	10,019.7
Retained earnings	6,716.3	5,386.4
Treasury stock at cost, 35,033,919 and 10,409,268 shares	(1,837.1)	(490.5)
Accumulated other comprehensive items	(399.5)	43.6
	15,038.1	15,361.0
	$ 26,833.7	$ 21,349.4

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

	Year Ended		
(In millions except per share amounts)	December 31, 2011	December 31, 2010	December 31, 2009
Revenues			
Product revenues	$ 9,896.6	$ 8,977.7	$ 8,365.7
Service revenues	1,662.2	1,415.4	1,375.3
	11,558.8	10,393.1	9,741.0
Costs and Operating Expenses:			
Cost of product revenues	5,733.4	5,264.7	5,035.2
Cost of service revenues	1,031.4	866.9	851.3
Selling, general and administrative expenses	3,106.5	2,728.8	2,575.8
Research and development expenses	340.2	284.4	243.5
Restructuring and other costs, net	96.5	60.2	58.9
	10,308.0	9,205.0	8,764.7
Operating Income	1,250.8	1,188.1	976.3
Other Expense, Net	(118.0)	(100.4)	(122.5)
Income from Continuing Operations Before Provision for Income Taxes	1,132.8	1,087.7	853.8
Provision for Income Taxes	(109.4)	(101.6)	(46.7)
Income from Continuing Operations	1,023.4	986.1	807.1
Income from Discontinued Operations (net of income tax provision of $1.2, $29.9 and $29.1)	1.7	47.0	44.2
Gain (Loss) on Disposal of Discontinued Operations, Net (net of income tax provision (benefit) of $190.3, $1.5 and $(0.6))	304.8	2.5	(1.0)
Net Income	$ 1,329.9	$ 1,035.6	$ 850.3
Earnings per Share from Continuing Operations			
Basic	$ 2.69	$ 2.45	$ 1.96
Diluted	$ 2.66	$ 2.41	$ 1.91
Earnings per Share			
Basic	$ 3.49	$ 2.57	$ 2.06
Diluted	$ 3.46	$ 2.53	$ 2.01
Weighted Average Shares			
Basic	380.8	403.3	412.4
Diluted	384.8	409.4	422.8

The accompanying notes are an integral part of these consolidated financial statements.

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In millions)	Year Ended		
	December 31, 2011	December 31, 2010	December 31, 2009
Comprehensive Income			
Net Income	$ 1,329.9	$ 1,035.6	$ 850.3
Other Comprehensive Items:			
Currency translation adjustment	(340.8)	(27.2)	198.8
Unrealized gains on available-for-sale investments (net of tax provision of $1.1, $0.5 and $0.9)	3.6	1.0	2.2
Unrealized (losses) gains on hedging instruments (net of tax (benefit) provision of $(21.7), $0.1 and $0.1)	(35.4)	0.2	0.2
Pension and other postretirement benefit liability adjustments (net of tax benefit (provision) of $36.9, $9.7 and $(20.9))	(70.5)	(22.4)	36.6
	(443.1)	(48.4)	237.8
	$ 886.8	$ 987.2	$ 1,088.1

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended		
(In millions)	December 31, 2011	December 31, 2010	December 31, 2009
Operating Activities			
Net Income	$ 1,329.9	$ 1,035.6	$ 850.3
Income from discontinued operations	(1.7)	(47.0)	(44.2)
(Gain) loss on disposal of discontinued operations	(304.8)	(2.5)	1.0
Income from continuing operations	1,023.4	986.1	807.1
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	859.6	739.7	759.3
Change in deferred income taxes	(123.1)	(266.5)	(242.7)
Non-cash stock-based compensation	80.0	81.6	66.7
Non-cash interest expense on convertible debt	1.4	9.1	22.5
Non-cash charges for sale of inventories revalued at the date of acquisition	69.5	11.4	3.7
Tax benefits from stock-based compensation awards	(16.9)	(12.8)	(2.6)
Other non-cash expenses, net	48.1	63.7	63.6
Changes in assets and liabilities, excluding the effects of acquisitions and dispositions:			
Accounts receivable	(114.9)	(70.1)	128.8
Inventories	(28.6)	(24.1)	106.1
Other assets	(123.1)	(78.7)	(14.3)
Accounts payable	33.8	(0.5)	(44.6)
Other liabilities	(7.3)	35.6	(15.1)
Contributions to retirement plans	(25.3)	(24.4)	(41.1)
Net cash provided by continuing operations	1,676.6	1,450.1	1,597.4
Net cash provided by discontinued operations	14.4	47.7	61.8
Net cash provided by operating activities	1,691.0	1,497.8	1,659.2
Investing Activities			
Acquisitions, net of cash acquired	(5,690.3)	(606.2)	(637.3)
Purchase of property, plant and equipment	(260.9)	(245.4)	(197.5)
Proceeds from sale of property, plant and equipment	8.2	10.2	13.3
Proceeds from sale of investments	19.5	9.0	1.2
Proceeds from sale of businesses, net of cash divested	13.8	—	4.4
Proceeds from derivative instruments related to Phadia acquisition	27.6	—	—
Other investing activities, net	(6.0)	(10.1)	(3.2)
Net cash used in continuing operations	(5,888.1)	(842.5)	(819.1)
Net cash provided by (used in) discontinued operations	745.9	(16.4)	(10.4)
Net cash used in investing activities	$ (5,142.2)	$ (858.9)	$ (829.5)

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

		Year Ended				
(In millions)		December 31, 2011		December 31, 2010		December 31, 2009
Financing Activities						
Net proceeds from issuance of long-term debt	$	4,254.1	$	741.4	$	748.2
Increase in commercial paper, net		899.3		—		—
Settlement of convertible debt		(452.0)		(600.8)		(615.5)
Redemption and repayment of long-term obligations		(1.4)		(505.4)		(311.5)
Purchases of company common stock		(1,337.5)		(1,012.5)		(414.6)
Net proceeds from issuance of company common stock		158.1		77.3		54.4
Tax benefits from stock-based compensation awards		16.9		12.8		2.6
Increase (decrease) in short-term notes payable		9.2		(7.9)		(21.1)
Other financing activities, net		3.9		—		—
Net cash provided by (used in) financing activities		3,550.6		(1,295.1)		(557.5)
Exchange Rate Effect on Cash		(0.2)		9.2		11.4
Increase (Decrease) in Cash and Cash Equivalents		99.2		(647.0)		283.6
Cash and Cash Equivalents at Beginning of Period		917.1		1,564.1		1,280.5
Cash and Cash Equivalents at End of Period	$	1,016.3	$	917.1	$	1,564.1

See Note 13 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(In millions)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Accumulated Other Comprehensive Items	Total Shareholders' Equity
Balance at December 31, 2008	421.8	$ 421.8	$ 11,301.3	$ 3,500.5	3.8	$ (151.3)	$ (145.8)	$ 14,926.5
Issuance of shares under employees' and directors' stock plans	2.1	2.1	63.4	—	0.3	(10.6)	—	54.9
Settlement of convertible debt	—	—	(312.8)	—	—	—	—	(312.8)
Stock-based compensation	—	—	68.1	—	—	—	—	68.1
Tax benefit related to employees' and directors' stock plans	—	—	(1.6)	—	—	—	—	(1.6)
Purchases of company common stock	—	—	—	—	10.5	(414.6)	—	(414.6)
Net income	—	—	—	850.3	—	—	—	850.3
Other comprehensive items	—	—	—	—	—	—	237.8	237.8
Reclassification from temporary equity	—	—	22.3	—	—	—	—	22.3
Balance at December 31, 2009	423.9	$ 423.9	$ 11,140.7	$ 4,350.8	14.6	$ (576.5)	$ 92.0	$ 15,430.9
Retirement of treasury shares	(25.0)	(25.0)	(1,081.3)	—	(25.0)	1,106.3	—	—
Issuance of shares under employees' and directors' stock plans	2.9	2.9	80.5	—	0.1	(7.8)	—	75.6
Settlement of convertible debt	—	—	(216.1)	—	—	—	—	(216.1)
Stock-based compensation	—	—	83.1	—	—	—	—	83.1
Tax benefit related to employees' and directors' stock plans	—	—	10.9	—	—	—	—	10.9
Purchases of company common stock	—	—	—	—	20.7	(1,012.5)	—	(1,012.5)
Net income	—	—	—	1,035.6	—	—	—	1,035.6
Other comprehensive items	—	—	—	—	—	—	(48.4)	(48.4)
Reclassification from temporary equity	—	—	1.9	—	—	—	—	1.9
Balance at December 31, 2010	401.8	$ 401.8	$ 10,019.7	$ 5,386.4	10.4	$ (490.5)	$ 43.6	$ 15,361.0
Issuance of shares under employees' and directors' stock plans	4.6	4.6	160.3	—	0.1	(9.1)	—	155.8
Settlement of convertible debt	—	—	(122.8)	—	—	—	—	(122.8)
Stock-based compensation	—	—	80.2	—	—	—	—	80.2
Tax benefit related to employees' and directors' stock plans	—	—	14.6	—	—	—	—	14.6
Purchases of company common stock	—	—	—	—	24.5	(1,337.5)	—	(1,337.5)
Net income	—	—	—	1,329.9	—	—	—	1,329.9
Other comprehensive items	—	—	—	—	—	—	(443.1)	(443.1)
Balance at December 31, 2011	406.4	$ 406.4	$ 10,152.0	$ 6,716.3	35.0	$ (1,837.1)	$ (399.5)	$ 15,038.1

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Thermo Fisher Scientific Inc. (the company) enables customers to make the world healthier, cleaner and safer by providing analytical instruments, equipment, reagents and consumables, software and services for research, manufacturing, analysis, discovery and diagnostics. Markets served include pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental and industrial process control settings.

Principles of Consolidation

The accompanying financial statements include the accounts of the company and its wholly and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated. The company accounts for investments in businesses in which it owns between 20% and 50% using the equity method.

Discontinued Operations

The results of several businesses have been classified and presented as discontinued operations in the accompanying financial statements (Note 15). Prior period results have been adjusted to conform to this presentation. The discontinued operations have been excluded from the following notes unless they were material. In such instances, the amounts related to the discontinued operations have been separately disclosed.

Business Segments

Beginning in the third quarter of 2011, the company's continuing operations fall into three business segments (Note 3): Analytical Technologies; Specialty Diagnostics; and Laboratory Products and Services. Prior period segment results have been adjusted to conform to this presentation.

Revenue Recognition and Accounts Receivable

Revenue is recognized after all significant obligations have been met, collectability is probable and title has passed, which typically occurs upon shipment or delivery or completion of services. If customer-specific acceptance criteria exist, the company recognizes revenue after demonstrating adherence to the acceptance criteria. The company recognizes revenue and related costs for arrangements with multiple deliverables, such as equipment and installation, as each element is delivered or completed based upon its relative fair value. When a portion of the customer's payment is not due until installation or other deliverable occurs, the company defers that portion of the revenue until completion of installation or transfer of the deliverable. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

The company recognizes revenue from the sale of software. License fee revenues relate primarily to sales of perpetual licenses to end-users and are recognized when a formal agreement exists, the license fee is fixed and determinable, delivery of the software has occurred and collection is probable. Software arrangements with customers often include multiple elements, including software products, maintenance and support. The company recognizes software license fees based on the residual method after all elements have either been delivered or vendor specific objective evidence (VSOE) of fair value exists for such undelivered elements. In the event VSOE is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. Revenues from software maintenance and support contracts are recognized on a straight-line basis over the term of the contract, which is generally a period of one year. VSOE of fair value of software maintenance and support is determined based on the price charged for the maintenance and support when sold separately. Revenues from training and consulting services are recognized as services are performed, based on VSOE, which is determined by reference to the price customers pay when the services are sold separately.

Service revenues represent the company's service offerings including biopharma outsourcing, asset management, diagnostic testing, training, service contracts, and field service including related time and materials. Service revenues are recognized as the service is performed. Revenues for service contracts are recognized ratably over the contract period.

Accounts receivable are recorded at the invoiced amount and do not bear interest. The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to pay amounts due. The allowance for doubtful accounts is the company's best estimate of the amount of probable credit losses in existing accounts receivable. The company determines the allowance based on historical write-off experience. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance when the company believes it is probable the receivable will not be recovered. The company does not have any off-balance-sheet credit exposure related to customers.

The company records shipping and handling charges billed to customers in net sales and records shipping and handling costs in cost of product revenues for all periods presented.

Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts, which is recognized ratably over the terms of the contracts. Substantially all of the deferred revenue in the accompanying 2011 balance sheet will be recognized within one year.

Warranty Obligations

The company provides for the estimated cost of product warranties, primarily from historical information, in cost of product revenues at the time product revenue is recognized. While the company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component supplies, the company's warranty obligation is affected by product failure rates, utilization levels, material usage, service delivery costs incurred in correcting a product failure and supplier warranties on parts delivered to the company. Should actual product failure rates, utilization levels, material usage, service delivery costs or supplier warranties on parts differ from the company's estimates, revisions to the estimated warranty liability would be required. The liability for warranties is included in other accrued expenses in the accompanying balance sheet. The changes in the carrying amount of warranty obligations are as follows:

| | Year Ended | |
| | December 31, 2011 | December 31, 2010 |
(In millions)		
Beginning Balance	$ 41.7	$ 45.1
Provision charged to income	54.4	40.9
Usage	(55.1)	(42.7)
Acquisitions	3.0	0.2
Adjustments to previously provided warranties, net	(1.2)	(1.5)
Other, net	(0.6)	(0.3)
Ending Balance	$ 42.2	$ 41.7

Income Taxes

The company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

The financial statements reflect expected future tax consequences of uncertain tax positions that the company has taken or expects to take on a tax return presuming the taxing authorities' full knowledge of the positions and all relevant facts, but without discounting for the time value of money (Note 7).

Earnings per Share

Basic earnings per share has been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the result would be antidilutive to income from continuing operations, diluted earnings per share has been computed using the treasury stock method for the convertible obligations and the exercise of stock options, as well as their related income tax effects (Note 8).

Cash and Cash Equivalents

Cash equivalents consists principally of money market funds, commercial paper and other marketable securities purchased with an original maturity of three months or less. These investments are carried at cost, which approximates market value.

Investments

The company's marketable equity and debt securities that are part of its cash management activities are considered short-term investments in the accompanying balance sheet. Such securities principally represent available-for-sale investments. In addition, the company owns marketable equity securities that represent less than 20% ownership and for which the company does not have the ability to exert significant influence. Such investments are also considered available-for-sale. All available-for-sale securities are carried at fair market value, with the difference between cost and fair market value, net of related tax effects, recorded in the "Accumulated other comprehensive items" component of shareholders' equity (Notes 11 and 12). Decreases in fair market values of individual securities below cost for a duration of six to nine months are deemed indicative of other than temporary impairment, and the company assesses the need to write down the carrying amount of the investments to fair market value through other expense, net, in the accompanying statement of income. Should a decrease in the fair market value of debt securities be deemed attributable to non-credit loss conditions, however, no impairment is recorded in the statement of income if the company has the ability and intent to hold the investment to maturity.

Other investments for which there are not readily determinable market values are accounted for under the cost method of accounting. The company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting, which provides that they are recorded at the lower of cost or estimated net realizable value. At December 31, 2011 and 2010, the company had cost method investments with carrying amounts of $11.9 million and $10.6 million, respectively, which are included in other assets.

Inventories

Inventories are valued at the lower of cost or market, cost being determined principally by the first-in, first-out (FIFO) method with certain of the company's businesses utilizing the last-in, first-out (LIFO) method. The company periodically reviews quantities of inventories on hand and compares these amounts to the expected use of each product or product line. In addition, the company has certain inventory that is subject to fluctuating market pricing. The company assesses the carrying value of this inventory based on a lower of cost or market analysis. The company records a charge to cost of sales for the amount required to reduce the carrying value of inventory to net realizable value. Costs associated with the procurement of inventories, such as inbound freight charges, purchasing and receiving costs, and internal transfer costs, are included in cost of revenues in the accompanying statement of income. The components of inventories are as follows:

(In millions)	December 31, 2011	December 31, 2010
Raw Materials	$ 335.2	$ 299.3
Work in Process	129.3	101.0
Finished Goods	865.6	752.7
	$ 1,330.1	$ 1,153.0

The value of inventories maintained using the LIFO method was $181.5 million and $170.7 million at December 31, 2011 and 2010, respectively, which was below estimated replacement cost by $22.5 million and $18.9 million, respectively. The company recorded a reduction in cost of revenues as a result of the liquidation of LIFO inventories of $0.2 million, $0.9 million and $0.2 million in 2011, 2010 and 2009, respectively.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 25 to 40 years; machinery and equipment (including software), 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is reflected in the accompanying statement of income. Property, plant and equipment consists of the following:

(In millions)	December 31, 2011	December 31, 2010
Land	$ 179.9	$ 137.0
Buildings and Improvements	747.4	649.0
Machinery, Equipment and Leasehold Improvements	1,647.6	1,354.4
	2,574.9	2,140.4
Less: Accumulated Depreciation and Amortization	963.6	820.5
	$ 1,611.3	$ 1,319.9

Depreciation and amortization expense of property, plant and equipment including amortization of assets held under capital leases, was $211.7 million, $185.0 million and $179.4 million in 2011, 2010 and 2009, respectively.

Acquisition-related Intangible Assets

Acquisition-related intangible assets include the costs of acquired product technology, patents, tradenames and other specifically identifiable intangible assets, and are being amortized using the straight-line method over their estimated useful lives, which range from 3 to 20 years. In addition, the company has tradenames and in-process research and development that have indefinite lives and which are not amortized. The company reviews other intangible assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Intangible assets with indefinite lives are reviewed for impairment annually or whenever events or changes in circumstances indicate they may be impaired. Acquisition-related intangible assets are as follows:

(In millions)	December 31, 2011			December 31, 2010		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Continuing Operations:						
Definite Lives:						
Customer relationships	$ 6,572.6	$ (2,146.5)	$ 4,426.1	$ 5,215.8	$ (1,741.3)	$ 3,474.5
Product technology	2,268.5	(726.7)	1,541.8	1,266.7	(546.1)	720.6
Tradenames	763.0	(264.9)	498.1	605.3	(221.6)	383.7
Patents	19.5	(18.5)	1.0	19.7	(17.9)	1.8
Other	13.6	(12.7)	0.9	14.0	(12.2)	1.8
	9,637.2	(3,169.3)	6,467.9	7,121.5	(2,539.1)	4,582.4
Indefinite Lives:						
Tradenames	1,326.9	—	1,326.9	1,326.9	—	1,326.9
In-process research and development	21.1	—	21.1	4.4	—	4.4
	1,348.0	—	1,348.0	1,331.3	—	1,331.3
	$ 10,985.2	$ (3,169.3)	$ 7,815.9	$ 8,452.8	$ (2,539.1)	$ 5,913.7
Discontinued Operations:						
Definite Lives:						
Customer relationships				$ 70.7	$ (25.4)	$ 45.3
Product technology				55.9	(24.1)	31.8
Tradenames				70.9	(20.6)	50.3
				$ 197.5	$ (70.1)	$ 127.4

Acquisition-related intangible assets of the discontinued operations are included in other assets on the accompanying balance sheet. The estimated future amortization expense of acquisition-related intangible assets with definite lives is as follows:

(In millions)	
2012	$ 735.5
2013	722.3
2014	685.8
2015	666.3
2016	632.9
2017 and thereafter	3,025.1
	$ 6,467.9

Amortization of acquisition-related intangible assets in continuing operations was $647.9 million, $554.7 million and $579.9 million in 2011, 2010 and 2009, respectively and for discontinued operations was $4.2 million, $17.0 million and $17.1 million in 2011, 2010 and 2009, respectively.

Other Assets

Other assets in the accompanying balance sheet include deferred tax assets, insurance recovery receivables related to product liability matters, notes receivable, cash surrender value of life insurance, deferred debt expense,

capitalized catalog costs, cost-method investments, investments in joint ventures, other assets and in 2010, non-current assets of discontinued operations and fair value adjustments related to interest rate swap agreements.

The company owns 49% - 50% interests in two joint ventures and records its pro rata share of the joint ventures' results in other expense, net, in the accompanying statement of income, using the equity method of accounting. The joint ventures were formed to combine the company's capabilities with those of businesses contributed by the respective joint venture partners in the fields of integrated response technology services and disposable laboratory glass products. The results of the joint ventures were not material for any period presented. The company made purchases of products for resale from the glass products joint venture totaling $45.1 million, $44.0 million and $45.1 million in 2011, 2010 and 2009, respectively.

Goodwill

The company assesses the realizability of goodwill annually and whenever events or changes in circumstances indicate it may be impaired. Such events or circumstances generally include the occurrence of operating losses or a significant decline in earnings associated with one or more of the company's reporting units. The company estimates the fair value of its reporting units by using forecasts of discounted future cash flows and peer market multiples. When an impairment is indicated, any excess of carrying value over the implied fair value of goodwill is recorded as an operating loss. In 2011, the company moved forward its annual test for goodwill impairment to the end of its tenth fiscal month. This date will also be used for testing in future years in an effort to complete the work earlier than testing at year-end permits. The company completed annual tests for impairment at November 4, 2011 and December 31, 2010, and determined that goodwill was not impaired.

The changes in the carrying amount of goodwill by segment are as follows:

(In millions)	Analytical Technologies	Specialty Diagnostics	Laboratory Products and Services	Total
Balance at December 31, 2009	$ 1,572.3	$ 2,181.1	$ 4,938.8	$ 8,692.2
Acquisitions	278.6	21.3	13.9	313.8
Tax benefit from Fisher equity awards	(0.9)	(5.2)	(15.8)	(21.9)
Currency translation	(0.1)	(6.4)	2.0	(4.5)
Other	(0.4)	2.1	(0.4)	1.3
Balance at December 31, 2010	1,849.5	2,192.9	4,938.5	8,980.9
Acquisitions	1,316.9	1,828.8	18.4	3,164.1
Finalization of purchase price allocations for 2010 acquisitions	(4.4)	—	5.0	0.6
Tax benefit from Fisher equity awards	(0.1)	(0.9)	(2.7)	(3.7)
Sale of businesses	(0.1)	—	(9.9)	(10.0)
Currency translation	(7.7)	(150.1)	(1.9)	(159.7)
Other	(0.5)	(0.1)	1.7	1.1
Balance at December 31, 2011	$ 3,153.6	$ 3,870.6	$ 4,949.1	$ 11,973.3

Goodwill of the discontinued operations of $14.7 million and $289.7 million at December 31, 2011 and 2010, respectively, is included in other assets in the accompanying balance sheet.

Asset Retirement Obligations

The company reviews legal obligations associated with the retirement of long-lived assets that result from contractual obligations or the acquisition, construction, development and/or normal use of the assets. If it is determined that a legal obligation exists, regardless of whether the obligation is conditional on a future event, the fair value of the

liability for an asset retirement obligation is recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The difference between the gross expected future cash flow and its present value is accreted over the life of the related lease as interest expense. At December 31, 2011 and 2010, the company had recorded asset retirement obligations of $23.7 million and $22.5 million, respectively.

Loss Contingencies

Accruals are recorded for various contingencies, including legal proceedings, environmental, workers' compensation, product, general and auto liabilities, self-insurance and other claims that arise in the normal course of business. The accruals are based on management's judgment, historical claims experience, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarial estimates. Additionally, the company records receivables from third-party insurers up to the amount of the loss when recovery has been determined to be probable. Liabilities acquired in acquisitions have been recorded at their fair value and, as such, were discounted to their present value at the dates of acquisition.

Advertising

The company records advertising costs as expenses as incurred, except for certain direct-response advertising, which is capitalized and amortized on a straight-line basis over its expected period of future benefit, generally one to three years. The company has capitalized advertising costs of $5.7 million and $3.7 million at December 31, 2011 and 2010, respectively, included in other assets in the accompanying balance sheet. Direct-response advertising consists of external catalog production and mailing costs, and amortization begins on the date the catalogs are first mailed. Advertising expense, which includes amortization of capitalized direct-response advertising, as described above, was $29.6 million, $27.2 million and $31.1 million in 2011, 2010 and 2009, respectively. Included in advertising expense was catalog amortization of $7.2 million, $6.8 million and $11.1 million for 2011, 2010 and 2009, respectively.

Currency Translation

All assets and liabilities of the company's non-U.S. subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' equity. Currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

Derivative Contracts

The company is exposed to certain risks relating to its ongoing business operations including changes to interest rates, currency exchange rates and commodity prices. The company uses derivative instruments primarily to manage currency exchange and interest rate risks. The company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Derivatives that are not designated as hedges are recorded at fair value through earnings.

The company uses short-term forward and option currency-exchange contracts primarily to hedge certain balance sheet and operational exposures resulting from changes in currency exchange rates, predominantly intercompany loans and cash balances that are denominated in currencies other than the functional currencies of the respective operations. These contracts principally hedge transactions denominated in euro, British pounds sterling, Chinese yuan, Australian dollars and Japanese yen. The company does not hold or engage in transactions involving derivative instruments for purposes other than risk management. As of December 31, 2011, the company had no outstanding foreign exchange contracts that were hedging anticipated purchases or sales.

Cash flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. As of December 31, 2011, the company had no outstanding derivative contracts that were accounted for as cash flow hedges.

Fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in earnings. During 2009, 2010 and 2011, in connection with new debt issuances, the company entered into interest rate swap arrangements. The company includes the gain or loss on the hedged items (fixed-rate debt) in the same line item (interest expense) as the offsetting loss or gain on the related interest rate swaps. All of the company's interest rate swap arrangements were terminated in 2011 (Note 9).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In addition, significant estimates were made in estimating future cash flows to assess potential impairment of assets, and in determining the ultimate loss from selling discontinued operations and abandoning leases at facilities being exited (Note 14). Actual results could differ from those estimates.

Recent Accounting Pronouncements

In December 2011, the FASB issued new guidance which requires enhanced disclosures on offsetting amounts within the balance sheet, including disclosing gross and net information about instruments and transactions eligible for offset or subject to a master netting or similar agreement. The guidance is effective for the company beginning January 1, 2013 and is to be applied retrospectively. The adoption of this guidance, which is related to disclosure only, will not have an impact on the company's consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued revised guidance requiring entities to provide additional qualitative and quantitative disclosures about an employer's participation and financial obligations in a multiemployer pension plan. The new rule is intended to increase transparency about an employer's participation in a multiemployer pension plan. The new guidance was effective in 2011. Adoption of this standard did not have an impact on the company's results of operations or financial position.

In September 2011, the FASB modified existing rules to allow entities to use a qualitative approach to test goodwill for impairment. The revised guidance permits an entity to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If impairment is deemed more likely than not, management would perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. This guidance will be effective for the company on January 1, 2012. Adoption of this standard will not have an impact on the company's results of operations or financial position.

In June 2011, the FASB issued new guidance pertaining to the presentation of comprehensive income. The new rule eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The standard is intended to provide a more consistent method of presenting non-owner transactions that affect the company's equity. Under the new guidance, an entity can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The new guidance will be effective for the company on January 1, 2012 and will not have an impact on the company's results of operations or financial position.

In May 2011, the FASB amended existing rules covering fair value measurement and disclosure to clarify guidance and minimize differences between U.S. GAAP and International Financial Reporting Standards (IFRS). The new guidance requires entities to provide information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and provide a narrative description of the sensitivity of Level 3 measurements to changes in unobservable inputs. The guidance will be effective for the company on January 1, 2012 and is not expected to have a material impact on its financial statements.

Note 2.   Acquisitions and Dispositions

2011 Acquisitions

On May 19, 2011, the company entered into an agreement to acquire the Phadia group, a global leader in allergy and autoimmunity diagnostics, headquartered in Sweden. Phadia develops, manufactures and markets complete blood-test systems to support the clinical diagnosis and monitoring of allergy and autoimmune diseases. Phadia has been a pioneer in bringing new allergy diagnostic tests to market and is a global leader for *in vitro* allergy diagnostics and a European leader in autoimmunity diagnostics. The Specialty Diagnostics segment completed the acquisition in August 2011, for a total purchase price of $3.54 billion, net of cash acquired, including the repayment of $2.14 billion of indebtedness owed by Phadia to the seller and third-party lenders. Phadia's revenues in 2010 totaled €367 million (approximately $525 million based on exchange rates at the time of the acquisition agreement announcement). The purchase price exceeded the fair value of the acquired net assets and, accordingly, $1.82 billion was recorded as goodwill, substantially none of which is tax deductible.

On December 13, 2010, the company and Dionex Corporation, a leading manufacturer and marketer of chromatography systems, announced that their Boards of Directors unanimously approved a transaction under which Thermo Fisher would acquire all of the outstanding shares of Dionex. Dionex, headquartered in Sunnyvale, California, is a global leader in the manufacturing and marketing of ion and liquid chromatography and sample preparation systems, consumables, and software for chemical analysis. Dionex systems are used worldwide in environmental analysis and by the life sciences, chemical, petrochemical, food and beverage, power generation, and electronics industries. Their expertise in applications and instrumentation helps analytical scientists to evaluate and develop pharmaceuticals, establish environmental regulations, and produce better industrial products. The Analytical Technologies segment completed the acquisition in May 2011, for a total purchase price of $2.03 billion, net of cash acquired. Revenues of Dionex totaled $420 million in its fiscal year ended June 30, 2010. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $1.32 billion was recorded as goodwill, substantially none of which is tax deductible.

In addition, in 2011, the Laboratory Products and Services segment acquired a U.S.-based manufacturer of clinical and diagnostic assays and platforms for rapid and sensitive protein biomarker analysis; a U.K.-based provider of single-use plastic products serving the microbiology, life sciences and clinical markets and certain operating assets of a Singapore-based distributor of laboratory equipment and consumables. The Specialty Diagnostics segment also acquired a provider of microbiology solutions, including blood culture identification and antibiotic susceptibility testing products with operations in both the U.S. and U.K. The aggregate consideration paid for these acquisitions was $97 million, net of cash acquired. Separately, the company's discontinued operations acquired a manufacturer of laboratory workstations and fume hoods for $8 million.

The company made contingent purchase price and post closing adjustment payments totaling $35 million in 2011, for acquisitions completed prior to 2011. The contingent purchase price payments were contractually due to the sellers upon achievement of certain performance criteria at the acquired businesses.

2010 Acquisitions

In February 2010, the Analytical Technologies segment acquired Ahura Scientific, Inc., a U.S.-based provider of handheld spectroscopy instruments that are used worldwide in the identification of chemicals for safety, security and pharmaceutical applications, for $147 million, net of cash acquired, plus up to $25 million of additional contingent

consideration based upon the achievement of specified operating results in 2010, of which the company recorded $20 million as the fair value at the acquisition date and an additional $5 million as a charge to selling, general and administrative expense in December 2010. The $25 million was paid in early 2011. The acquisition expands the segment's portfolio of portable analytical devices. Revenues of Ahura Scientific totaled $45 million in 2009. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $110 million was allocated to goodwill, none of which is tax deductible.

In March 2010, the Analytical Technologies segment acquired Finnzymes, a Finland-based provider of integrated tools for molecular biology analysis, including reagents, instruments, consumables and kits, for $58 million, net of cash acquired. The acquisition expands the company's portfolio of reagents and other consumables for the molecular biology research and diagnostics markets. Finnzymes reported revenues of $20 million in 2009. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $25 million was allocated to goodwill, none of which is tax deductible.

In July 2010, the Analytical Technologies segment acquired Fermentas International Inc., a manufacturer and global distributor of enzymes, reagents and kits for molecular and cellular biology research, with principal operations in Lithuania, for $260 million, net of cash acquired. The acquisition expands the company's ability to provide complete workflows for genomics research. Fermentas reported revenues of approximately $55 million in 2009. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $117 million was allocated to goodwill, none of which is tax deductible.

In addition, in 2010, the Analytical Technologies segment acquired a developer of tunable diode-based spectroscopy systems; a provider of liquid chromatography and software solutions for proteomics analysis; a developer and manufacturer of miniature handheld near-infrared analyzers; a developer and manufacturer of low-frequency microwave moisture analyzers; a life sciences custom media developer; a developer and manufacturer of laboratory water purification systems, and an India-based distributor of scientific bulk elemental and other products. The Laboratory Products and Services segment acquired an Australian-based provider of laboratory chemicals, consumables and instruments. The aggregate consideration for these acquisitions was $146 million plus $3 million of contingent consideration, paid primarily in 2011.

The company made contingent purchase price payments totaling $5 million in 2010, for acquisitions completed prior to 2010.

2009 Acquisitions

In April 2009, the Laboratory Products and Services segment acquired Biolab, an Australia-based provider of analytical instruments, life science consumables and laboratory equipment, for AUD 180 million (USD $132 million), net of cash acquired. The acquisition broadened the geographic reach of the company's customer channels. Revenue of Biolab totaled AUD 178 million in its fiscal year ended May 2009. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $62 million was allocated to goodwill, none of which is tax deductible.

In October 2009, the Analytical Technologies segment acquired B.R.A.H.M.S. AG, a leading provider of specialty diagnostic tests, as well as intensive care treatments and prenatal screening, for 331 million euro (approximately $482 million including the assumption of $32 million of debt). The acquisition of B.R.A.H.M.S. increased the breadth of the company's specialty diagnostics portfolio and provided a significant reagent manufacturing center in Europe. B.R.A.H.M.S. reported revenues in 2008 of 75 million euro. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $183 million was allocated to goodwill, none of which is tax deductible.

In addition, in 2009 the Analytical Technologies segment acquired a culture media manufacturer and distributor in Malaysia and Singapore; the remaining interest in a Mexico-based manufacturer and distributor of bulk weighing products; and a developer of advanced, miniaturized gas chromatography instruments. The Laboratory Products and Services segment acquired a Spain-based distributor of laboratory instrumentation and equipment and a Sweden-based

distributor of clinical chemistry analysis instruments. The aggregate consideration for these acquisitions was $38 million.

The company paid contingent purchase price obligations of $22 million in 2009 for several acquisitions completed prior to 2009.

The company's acquisitions have historically been made at prices above the fair value of the acquired identifiable assets, resulting in goodwill, due to expectations of the synergies that will be realized by combining the businesses. These synergies include the elimination of redundant facilities, functions and staffing; use of the company's existing commercial infrastructure to expand sales of the acquired businesses' products; and use of the commercial infrastructure of the acquired businesses to cost-effectively expand sales of company products.

Acquisitions have been accounted for using the purchase method of accounting, and the acquired companies' results have been included in the accompanying financial statements from their respective dates of acquisition. Acquisition transaction costs are recorded in selling, general and administrative expenses. The net assets acquired have been recorded based on estimates of fair value and, for acquisitions completed within the past year, are subject to adjustment upon finalization of the valuation process. The company is not aware of any information that indicates the final valuations will differ materially from the preliminary estimates.

The components of the purchase price and net assets acquired for 2011 acquisitions are as follows:

(In millions)		Phadia		Dionex		Other		Total
Purchase Price								
Cash paid	$	3,655.2	$	2,140.8	$	97.7	$	5,893.7
Debt assumed		0.3		3.2		—		3.5
Purchase price payable		—		—		0.4		0.4
Fair value of contingent consideration		—		—		1.4		1.4
Cash acquired		(117.2)		(114.9)		(0.9)		(233.0)
	$	3,538.3	$	2,029.1	$	98.6	$	5,666.0
Net Assets Acquired								
Current assets	$	323.5	$	227.8	$	25.0	$	576.3
Property, plant and equipment		150.2		84.4		29.0		263.6
Intangible assets:								
Customer relationships		956.8		495.3		17.6		1,469.7
Product technology		696.3		350.2		20.0		1,066.5
In-process research and development		—		18.3		—		18.3
Tradenames and other		132.6		35.7		3.6		171.9
Goodwill		1,817.3		1,316.9		29.9		3,164.1
Other assets		67.9		4.1		1.1		73.1
Liabilities assumed		(606.3)		(503.6)		(27.6)		(1,137.5)
	$	3,538.3	$	2,029.1	$	98.6	$	5,666.0

The weighted-average amortization periods for intangible assets acquired in 2011 are 14 years for customer relationships, 11 years for product technology and 14 years for tradenames and other. The weighted average amortization period for all intangible assets in the above table is 13 years.

The components of the purchase price and net assets acquired for 2010 acquisitions, as revised in 2011 for finalization of the valuation process are as follows:

(In millions)	Ahura Scientific		Finnzymes		Fermentas		Other		Total	
Purchase Price										
Cash paid	$	164.0	$	59.0	$	278.7	$	150.6	$	652.3
Debt assumed		0.6		—		3.6		1.1		5.3
Fair value of contingent consideration		19.6		—		—		3.9		23.5
Cash acquired		(17.8)		(0.7)		(21.9)		(5.4)		(45.8)
	$	166.4	$	58.3	$	260.4	$	150.2	$	635.3
Net Assets Acquired										
Current assets	$	22.3	$	6.1	$	23.3	$	29.4	$	81.1
Property, plant and equipment		3.3		3.4		9.6		4.1		20.4
Intangible assets:										
Customer relationships		46.1		16.1		67.9		40.6		170.7
Product technology		30.4		18.6		73.5		24.8		147.3
In-process research and development		—		—		—		4.4		4.4
Tradenames and other		0.4		0.1		5.3		4.4		10.2
Goodwill		109.9		24.8		117.2		62.5		314.4
Other assets		0.1		2.0		3.0		9.0		14.1
Liabilities assumed		(46.1)		(12.8)		(39.4)		(29.0)		(127.3)
	$	166.4	$	58.3	$	260.4	$	150.2	$	635.3

The weighted-average amortization periods for intangible assets acquired in 2010 are 10 years for customer relationships, 9 years for product technology and 10 years for tradenames and other. The weighted average amortization period for all intangible assets in the above table is 9 years.

The components of the purchase price and net assets acquired for 2009 acquisitions, as revised in 2010 for finalization of the valuation process are as follows:

(In millions)		Biolab		B.R.A.H.M.S.		Other		Total
Purchase Price								
Cash paid	$	132.9	$	454.1	$	35.9	$	622.9
Debt assumed		—		32.3		0.9		33.2
Fair value of contingent consideration		—		—		0.6		0.6
Cash acquired		(1.3)		(4.8)		(0.2)		(6.3)
Other		—		—		0.9		0.9
	$	131.6	$	481.6	$	38.1	$	651.3
Net Assets Acquired								
Current assets	$	38.2	$	47.4	$	6.5	$	92.1
Property, plant and equipment		3.3		32.9		0.8		37.0
Intangible assets:								
Customer relationships		51.4		203.8		6.7		261.9
Product technology		0.9		135.2		6.9		143.0
Tradenames and other		1.3		9.4		0.2		10.9
Goodwill		62.3		183.4		24.0		269.7
Other assets		—		3.5		—		3.5
Liabilities assumed		(25.8)		(134.0)		(7.0)		(166.8)
	$	131.6	$	481.6	$	38.1	$	651.3

The weighted-average amortization periods for intangible assets acquired in 2009 are 11 years for customer relationships, 9 years for product technology and 8 years for tradenames and other. The weighted average amortization period for all intangible assets in the above table is 11 years.

Had the acquisitions of Phadia and Dionex been completed as of the beginning of 2010, the company's pro forma results for 2011 and 2010 would have been as follows:

(In millions except per share amounts)		2011		2010
Revenues	$	12,111.1	$	11,302.2
Income from Continuing Operations	$	1,134.1	$	805.2
Net Income	$	1,440.5	$	854.7
Earnings per Share from Continuing Operations:				
Basic	$	2.98	$	2.00
Diluted	$	2.95	$	1.97
Earnings per Share:				
Basic	$	3.78	$	2.12
Diluted	$	3.74	$	2.09

Pro forma results include the following non-recurring pro forma adjustments that were directly attributable to the business combinations:

- Pre-tax reduction in revenue of $13.1 million in 2010 and $1.1 million in 2011, due to the impact of revaluing Dionex deferred revenue obligations to fair value.

- Pre-tax charge to cost of revenues of $89.6 million in 2010, for the sale of Phadia and Dionex inventories revalued at the date of acquisition.

- Pre-tax charge of $21.2 million in 2010, relating to monetizing equity awards held by Dionex employees at the date of acquisition.

- Pre-tax charge of $80.7 million in 2010, for acquisition-related transaction costs incurred by both the company and the acquirees.

The company's results would not have been materially different from its pro forma results had the company's other 2011 and 2010 acquisitions occurred at the beginning of 2010.

Dispositions

In May 2011, the company sold a manufacturer of heating equipment for $14 million and recorded a pre-tax loss on the sale of $3 million, included in restructuring and other costs, net. Operating results of the business were not material.

On April 4, 2011, the company sold, in separate transactions, its Athena Diagnostics business (Athena) for $740 million in cash and its Lancaster Laboratories business (Lancaster) for $180 million in cash and escrowed proceeds of $20 million, due in October 2012. The sale of these businesses resulted in an after-tax gain of approximately $304 million or $0.79 per diluted share. Athena provides diagnostic testing for neurological and other diseases, with an emphasis on gene-based tests. Lancaster is a contract-testing laboratory that provides analytical laboratory services. The results of both businesses have been included in the accompanying financial statements as discontinued operations for all periods presented. Operating results and balance sheet data of these businesses were as follows:

(In millions)	2011	2010	2009
Revenues	$ 54.3	$ 226.2	$ 205.3
Pre-tax Income	9.1	58.9	46.6

	December 31, 2010
Other Current Assets	$ 64.8
Other Assets	451.0
Other Accrued Expenses	17.6
Other Long-term Liabilities	58.4

The company sold four small business units in 2009 and recorded gains aggregating $0.6 million, included in restructuring and other costs, net, in the accompanying statement of income. The net cash proceeds were $4.4 million. Operating results of the businesses were not material.

Note 3.   Business Segment and Geographical Information

During the third quarter of 2011, the company established a new financial reporting segment, called Specialty Diagnostics, following the acquisition of Phadia (see Note 2). In addition, the company transferred management responsibility and the related financial reporting and monitoring for a product line between segments. The company has historically moved a product line between segments when a shift in strategic focus of either the product line or a segment more closely aligns the product line with a segment different than that in which it had previously been reported. Prior period segment information has been reclassified to reflect this transfer and the new segment reporting.

The company's continuing operations fall into three business segments as follows:

Analytical Technologies: provides a broad offering of instruments, reagents, consumables, software and services that are used for a range of applications in the laboratory, on the production line and in the field. These products are used by customers in all four of the company's key end markets: healthcare and diagnostics; pharmaceutical and biotechnology; academic and government; and industrial and applied.

Specialty Diagnostics: provides a wide range of diagnostic test kits, reagents, culture media, instruments and associated products used to increase the speed and accuracy of diagnoses. These products are used by customers in healthcare, clinical, pharmaceutical, industrial and food safety laboratories.

Laboratory Products and Services: provides virtually everything needed for the laboratory, including a combination of self-manufactured and sourced products and an extensive service offering. These products and services are used by customers in pharmaceutical, biotechnology, academic, government and other research and industrial markets, as well as the clinical laboratory.

The company's management evaluates segment operating performance based on operating income before certain charges/credits to cost of revenues and selling, general and administrative expenses, principally associated with acquisition accounting; restructuring and other costs/income including costs arising from facility consolidations such as severance and abandoned lease expense and gains and losses from the sale of real estate and product lines; and amortization of acquisition-related intangible assets. The company uses this measure because it helps management understand and evaluate the segments' core operating results and facilitates comparison of performance for determining compensation.

Business Segment Information

(In millions)	2011	2010	2009
Revenues			
Analytical Technologies	$ 3,845.4	$ 3,238.2	$ 2,918.8
Specialty Diagnostics	2,469.9	2,149.0	2,150.4
Laboratory Products and Services	5,762.9	5,473.0	5,073.7
Eliminations	(519.4)	(467.1)	(401.9)
Consolidated revenues	11,558.8	10,393.1	9,741.0
Segment Income			
Analytical Technologies (a)	720.0	550.1	456.9
Specialty Diagnostics (a)	598.4	487.9	457.7
Laboratory Products and Services (a)	810.9	781.2	708.7
Subtotal reportable segments (a)	2,129.3	1,819.2	1,623.3
Cost of revenues charges	(72.6)	(13.2)	(6.7)
Selling, general and administrative charges, net	(61.5)	(3.0)	(1.5)
Restructuring and other costs, net	(96.5)	(60.2)	(58.9)
Amortization of acquisition-related intangible assets	(647.9)	(554.7)	(579.9)
Consolidated operating income	1,250.8	1,188.1	976.3
Other expense, net (b)	(118.0)	(100.4)	(122.5)
Income from continuing operations before provision for income taxes	$ 1,132.8	$ 1,087.7	$ 853.8
Depreciation			
Analytical Technologies	$ 61.0	$ 54.6	$ 54.2
Specialty Diagnostics	50.1	37.3	33.5
Laboratory Products and Services	100.6	93.1	91.7
Consolidated depreciation	$ 211.7	$ 185.0	$ 179.4

(a) Represents operating income before certain charges to cost of revenues and selling, general and administrative expenses; restructuring and other costs, net; and amortization of acquisition-related intangibles.

(b) The company does not allocate other expense, net to its segments.

(In millions)	2011	2010	2009
Total Assets			
Analytical Technologies	$ 6,262.8	$ 4,266.4	$ 3,731.5
Specialty Diagnostics	8,319.6	4,575.9	4,827.3
Laboratory Products and Services	10,713.9	10,768.1	10,797.1
Corporate/Other (c)	1,537.4	1,739.0	2,269.1
Consolidated total assets	$ 26,833.7	$ 21,349.4	$ 21,625.0
Capital Expenditures			
Analytical Technologies	$ 71.3	$ 45.6	$ 36.6
Specialty Diagnostics	63.2	51.0	47.2
Laboratory Products and Services	113.9	123.4	81.7
Corporate/Other	12.5	25.4	32.0
Consolidated capital expenditures	$ 260.9	$ 245.4	$ 197.5

(c) Corporate assets consist primarily of cash and cash equivalents, short-term investments, property and equipment at the company's corporate offices and assets of the discontinued operations.

Geographical Information

(In millions)	2011	2010	2009
Revenues (d)			
United States	$ 6,023.9	$ 5,806.8	$ 5,528.5
Germany	698.3	592.9	541.3
China	559.6	405.3	352.7
United Kingdom	472.3	409.6	418.6
Other	3,804.7	3,178.5	2,899.9
	$ 11,558.8	$ 10,393.1	$ 9,741.0
Long-lived Assets (e)			
United States	$ 797.9	$ 708.5	$ 673.6
Germany	158.6	121.7	127.9
United Kingdom	209.2	170.4	158.2
Other	445.6	319.3	292.8
	$ 1,611.3	$ 1,319.9	$ 1,252.5

(d) Revenues are attributed to countries based on customer location.
(e) Includes property, plant and equipment, net.

Note 4.   Other Expense, Net

The components of other expense, net, in the accompanying statement of income are as follows:

(In millions)	2011	2010	2009
Interest Income	$ 26.8	$ 12.4	$ 16.1
Interest Expense	(175.3)	(84.7)	(118.0)
Other Items, Net	30.5	(28.1)	(20.6)
	$ (118.0)	$ (100.4)	$ (122.5)

Other Items, Net

In 2011, other items, net includes $28 million of gains on currency exchange contracts associated with the acquisition of Phadia and an $18 million gain on the sale of an equity investment accounted for under the cost method, offset in part by $10 million of fees associated with a short-term financing commitment to fund the Phadia acquisition.

During 2010, the company redeemed all of its outstanding 6 1/8% Senior Subordinated Notes due 2015. The company recorded a loss on the early extinguishment of debt of $17 million, principally as a result of this redemption. The company recorded $8 million of fees associated with short-term financing commitments for the purchase of Dionex (Note 2).

During 2009, the company redeemed all of its outstanding 6.75% Senior Subordinated Notes due 2014 and settled a tender offer for its 2.50% Convertible Senior Notes due 2023. As a result of these transactions, the company recorded a loss on the early extinguishment of debt of $15 million.

Note 5.   Stock-based Compensation Plans

The company has stock-based compensation plans for its key employees, directors and others. These plans permit the grant of a variety of stock and stock-based awards, including restricted stock, stock options or performance-based shares, as determined by the compensation committee of the company's Board of Directors or for certain non-officer grants, by the company's employee equity committee, which consists of its chief executive officer. Options granted under these plans generally vest over 3-5 years with terms of 7-10 years, assuming continued employment with certain exceptions. The company's practice is to grant options at fair market value. The company generally issues new shares of its common stock to satisfy option exercises. Grants of stock options and restricted stock on or after November 9, 2006, provide that in the event of both a change in control of the company and a qualifying termination of an option holder's employment, all options and service-based restricted stock awards held by the recipient become immediately vested (unless an employment or other agreement with the employee provides for different treatment).

Compensation cost is based on the grant-date fair value and is recognized ratably over the requisite vesting period or to the retirement date for retirement eligible employees, if earlier.

The components of pre-tax stock-based compensation expense are as follows:

(In millions)	2011	2010	2009
Stock Option Awards	$ 49.4	$ 48.6	$ 41.4
Restricted Share/Unit Awards	30.6	33.0	25.3
Total Stock-based Compensation Expense	$ 80.0	$ 81.6	$ 66.7

Stock-based compensation expense is included in the accompanying statement of income as follows:

(In millions)	2011	2010	2009
Cost of Revenues	$ 5.7	$ 5.8	$ 6.1
Selling, General and Administrative Expenses	72.4	74.0	58.5
Research and Development Expenses	1.9	1.8	2.1
Total Stock-based Compensation Expense	$ 80.0	$ 81.6	$ 66.7

The company has elected to recognize any excess income tax benefits from stock option exercises in capital in excess of par value only if an incremental income tax benefit would be realized after considering all other tax attributes presently available to the company. The company measures the tax benefit associated with excess tax deductions related to stock-based compensation expense by multiplying the excess tax deductions by the statutory tax rates. The company uses the incremental tax benefit approach for utilization of tax attributes. Tax benefits recognized in capital in excess of par value on the accompanying balance sheet were $14.6 million and $10.9 million, respectively, in 2011 and 2010. A tax charge of $1.6 million was recorded in capital in excess of par value in 2009 for the excess of deferred tax asset over actual tax benefits realized at option exercise.

Stock Options

The fair value of most option grants is estimated using the Black-Scholes option pricing model. For option grants that require the achievement of both service and market conditions, a lattice model is used to estimate fair value. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the historical volatility of the company's stock.

Historical data on exercise patterns is the basis for estimating the expected life of an option. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term which approximates the expected life assumed at the date of grant. The compensation expense recognized for all stock-based awards is net of estimated forfeitures. Forfeitures are estimated based on an analysis of actual option forfeitures.

The weighted average assumptions used in the Black-Scholes option pricing model are as follows:

	2011	2010	2009
Expected Stock Price Volatility	33%	32%	31%
Risk Free Interest Rate	1.7%	2.0%	2.2%
Expected Life of Options (years)	4.1	4.1	3.8
Expected Annual Dividend	$ —	$ —	$ —

The weighted average per share grant-date fair values of options granted during 2011, 2010 and 2009 were $15.79, $14.12 and $10.41, respectively. The total intrinsic value of options exercised during the same periods was $85.3 million, $48.1 million and $20.7 million, respectively. The intrinsic value is the difference between the market value of the shares on the exercise date and the exercise price of the option.

A summary of option activity as of December 31, 2011 and changes during the three years then ended is presented below:

	Shares (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (a) (in millions)
Outstanding at December 31, 2008	16.1	$ 40.72		
Granted	7.3	37.45		
Exercised	(1.7)	31.77		
Canceled / Expired	(1.8)	50.43		
Outstanding at December 31, 2009	19.9	39.39		
Granted	4.3	49.61		
Exercised	(2.4)	31.96		
Canceled / Expired	(0.8)	44.55		
Outstanding at December 31, 2010	21.0	42.15		
Granted	3.7	54.74		
Exercised	(4.1)	38.46		
Canceled / Expired	(1.0)	48.11		
Outstanding at December 31, 2011	19.6	45.00	4.1	
Vested and Unvested Expected to Vest at December 31, 2011	19.1	44.80	4.1	$ 78.4
Exercisable at December 31, 2011	10.8	41.77	2.9	$ 63.4

(a) Market price per share on December 31, 2011 was $44.97. The intrinsic value is zero for options with exercise prices above the market price.

As of December 31, 2011, there was $80 million of total unrecognized compensation cost related to unvested stock options granted. The cost is expected to be recognized through 2015 with a weighted average amortization period of 2.7 years.

Restricted Share/Unit Awards

The company awards to a number of key employees restricted company common stock or restricted units that convert into an equivalent number of shares of common stock. The awards generally vest in annual installments over three years, assuming continued employment, with some exceptions. Vesting of the awards is contingent upon meeting certain service conditions and may also be contingent upon meeting certain performance and/or market conditions. The fair market value of the award at the time of the grant is amortized to expense over the period of vesting. Recipients of restricted shares have the right to vote such shares and receive cash dividends, whereas recipients of restricted units have no voting rights but are entitled to receive dividend equivalents. The fair value of service- and performance-based restricted share/unit awards is determined based on the number of shares/units granted and the market value of the company's shares on the grant date. For awards with market-based vesting conditions, the company uses a lattice model to estimate the grant-date fair value of the award.

A summary of the status of the company's restricted shares/units as of December 31, 2011 and changes during the three years then ended are presented below:

	Shares (in thousands)	Weighted Average Grant-Date Fair Value
Unvested at December 31, 2008	795	$ 47.80
Granted	1,475	39.76
Vested	(436)	46.34
Forfeited	(163)	43.59
Unvested at December 31, 2009	1,671	41.99
Granted	704	49.43
Vested	(499)	42.00
Forfeited	(92)	39.56
Unvested at December 31, 2010	1,784	45.05
Granted	572	54.96
Vested	(504)	42.14
Forfeited	(104)	48.03
Unvested at December 31, 2011	1,748	48.96

At December 31, 2011, the vesting of 488,500 unvested restricted units is contingent upon the company's future stock price performance exceeding that of a specified index. The total fair value of shares vested during 2011, 2010 and 2009 was $21.2 million, $21.0 million and $20.2 million, respectively.

As of December 31, 2011, there was $40 million of total unrecognized compensation cost related to unvested restricted share/unit awards. The cost is expected to be recognized through 2015 with a weighted average amortization period of 2.0 years.

Employee Stock Purchase Plans

Qualifying employees are eligible to participate in an employee stock purchase plan sponsored by the company. Shares may be purchased under the program at 95% of the fair market value at the end of the purchase period and the

shares purchased are not subject to a holding period. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. The company issued 139,000, 127,000 and 139,000 shares, respectively, of its common stock for the 2011, 2010 and 2009 plan years, which ended on December 31.

Note 6.   Pension and Other Postretirement Benefit Plans

401(k) Savings Plan and Other Defined Contribution Plans

The company's 401(k) savings and other defined contribution plans cover the majority of the company's eligible U.S. and certain non-U.S. employees. Contributions to the plans are made by both the employee and the company. Company contributions are based on the level of employee contributions. Company contributions to these plans are based on formulas determined by the company. In 2011, 2010 and 2009, the company charged to expense $79.4 million, $57.8 million and $59.4 million, respectively, related to its defined contribution plans.

Defined Benefit Pension Plans

Employees of a number of the company's non-U.S. and certain U.S. subsidiaries participate in defined benefit pension plans covering substantially all full-time employees at those subsidiaries. Some of the plans are unfunded, as permitted under the plans and applicable laws. The company also maintains postretirement healthcare programs at several acquired businesses where certain employees are eligible to participate. The costs of the postretirement healthcare programs are funded on a self-insured and insured-premium basis.

The company recognizes the funded status of defined benefit pension and other postretirement benefit plans as an asset or liability. This amount is defined as the difference between the fair value of plan assets and the benefit obligation. The company is required to recognize as a component of other comprehensive income, net of tax, the actuarial (gains) losses and prior service costs (credits) that arise but were not previously required to be recognized as components of net periodic benefit cost. Other comprehensive income is adjusted as these amounts are later recognized in income as components of net periodic benefit cost.

When a company with a pension plan is acquired, any excess of projected benefit obligation over the plan assets is recognized as a liability and any excess of plan assets over the projected benefit obligation is recognized as an asset. The recognition of a new liability or a new asset results in the elimination of (a) previously existing unrecognized net gain or loss and (b) unrecognized prior service cost.

The company funds annually, at a minimum, the statutorily required minimum amount as actuarially determined. During 2011, 2010 and 2009, the company made contributions of approximately $25.3 million, $24.4 million and $41.1 million, respectively. Contributions are estimated at between $20 and $30 million for 2012.

The following table provides a reconciliation of benefit obligations and plan assets of the company's domestic and non-U.S. pension plans:

(In millions)	Domestic Pension Benefits 2011	Domestic Pension Benefits 2010	Non-U.S. Pension Benefits 2011	Non-U.S. Pension Benefits 2010
Change in Projected Benefit Obligations				
Benefit Obligation at Beginning of Year	$ 413.6	$ 395.2	$ 656.3	$ 608.3
Business combinations	—	—	8.3	4.3
Service costs	—	0.3	13.7	11.4
Interest costs	21.3	21.1	32.1	30.7
Curtailment	—	—	(2.7)	(5.9)
Plan participants' contributions	—	—	3.5	3.3
Actuarial losses	37.9	16.7	26.0	38.8
Benefits paid	(20.6)	(19.7)	(21.3)	(24.1)
Currency translation and other	—	—	(6.7)	(10.5)
Benefit Obligation at End of Year	$ 452.2	$ 413.6	$ 709.2	$ 656.3
Change in Fair Value of Plan Assets				
Fair Value of Plan Assets at Beginning of Year	$ 362.5	$ 347.1	$ 510.5	$ 475.0
Business combinations	—	—	2.6	1.3
Actual return on plan assets	2.4	34.7	11.1	45.5
Employer contribution	—	0.4	23.5	21.5
Plan participants' contributions	—	—	3.5	3.3
Benefits paid	(20.6)	(19.7)	(21.3)	(24.1)
Currency translation and other	—	—	(5.7)	(12.0)
Fair Value of Plan Assets at End of Year	$ 344.3	$ 362.5	$ 524.2	$ 510.5
Funded Status	$ (107.9)	$ (51.1)	$ (185.0)	$ (145.8)
Accumulated Benefit Obligation	$ 452.2	$ 413.6	$ 663.0	$ 625.4
Amounts Recognized in Balance Sheet				
Non-current asset	$ —	$ —	$ 0.8	$ 2.3
Current liability	—	—	(4.1)	(3.6)
Non-current liability	(107.9)	(51.1)	(181.7)	(144.5)
Net amount recognized	$ (107.9)	$ (51.1)	$ (185.0)	$ (145.8)
Amounts Recognized in Accumulated Other Comprehensive Loss				
Net actuarial loss	$ 172.6	$ 109.3	$ 81.2	$ 42.0
Prior service credits	—	—	(0.6)	(0.5)
Net amount recognized	$ 172.6	$ 109.3	$ 80.6	$ 41.5

The actuarial assumptions used to compute the funded (unfunded) status for the plans are based upon information available as of December 31, 2011 and 2010 and are as follows:

(In millions)	Domestic Pension Benefits		Non-U.S. Pension Benefits	
	2011	2010	2011	2010
Weighted Average Assumptions Used to Determine Projected Benefit Obligations				
Discount rate	4.50%	5.25%	4.37%	4.77%
Average rate of increase in employee compensation	4.00%	4.00%	3.08%	3.34%

The actuarial assumptions used to compute the net periodic pension benefit cost (income) are based upon information available as of the beginning of the year, as presented in the following table:

(In millions)	Domestic Pension Benefits			Non-U.S. Pension Benefits		
	2011	2010	2009	2011	2010	2009
Weighted Average Assumptions Used to Determine the Net Benefit Cost (Income)						
Discount rate	5.25%	5.50%	5.25%	4.77%	5.37%	5.43%
Average rate of increase in employee compensation	4.00%	4.00%	4.00%	3.35%	3.24%	3.29%
Expected long-term rate of return on assets	7.75%	7.75%	7.75%	5.32%	5.59%	5.67%

Prior to the November 2006 merger with Fisher Scientific International, Inc., Fisher maintained a supplemental non-qualified executive retirement program (SERP) for certain executives. Accrual of future benefits under the plan ceased following the merger. The following table provides a reconciliation of benefit obligations and plan assets of the company's SERP and other postretirement benefit plans:

(In millions)	SERP Benefits 2011	SERP Benefits 2010	Postretirement Benefits 2011	Postretirement Benefits 2010
Change in Projected Benefit Obligations				
Benefit Obligation at Beginning of Year	$ 12.4	$ 11.6	$ 34.9	$ 32.2
Service costs	—	—	0.6	0.4
Interest costs	0.6	0.6	1.9	1.8
Plan participants' contributions	—	—	1.4	1.4
Actuarial losses	1.4	0.6	3.2	2.2
Benefits paid	(0.5)	(0.4)	(2.7)	(3.5)
Currency translation and other	—	—	(0.4)	0.4
Benefit Obligation at End of Year	$ 13.9	$ 12.4	$ 38.9	$ 34.9
Change in Fair Value of Plan Assets				
Fair Value of Plan Assets at Beginning of Year	$ —	$ —	$ —	$ —
Employer contribution	0.5	0.4	1.3	2.1
Plan participants' contributions	—	—	1.4	1.4
Benefits paid	(0.5)	(0.4)	(2.7)	(3.5)
Fair Value of Plan Assets at End of Year	$ —	$ —	$ —	$ —
Funded Status	$ (13.9)	$ (12.4)	$ (38.9)	$ (34.9)
Accumulated Benefit Obligation	$ 13.9	$ 12.4		
Amounts Recognized in Balance Sheet				
Current liability	$ (0.5)	$ (0.5)	$ (2.2)	$ (2.1)
Non-current liability	(13.4)	(11.9)	(36.7)	(32.8)
Net amount recognized	$ (13.9)	$ (12.4)	$ (38.9)	$ (34.9)
Amounts Recognized in Accumulated Other Comprehensive Loss (Income)				
Net actuarial loss (gain)	$ 1.8	$ 0.4	$ 3.1	$ (0.5)
Prior service credits	—	—	(0.6)	(0.7)
Net amount recognized	$ 1.8	$ 0.4	$ 2.5	$ (1.2)
Weighted Average Assumptions Used to Determine Benefit Obligations				
Discount rate	4.50%	5.25%	4.88%	5.44%
Average rate of increase in employee compensation	4.00%	4.00%	—	—
Initial healthcare cost trend rate			7.21%	7.91%
Ultimate healthcare cost trend rate			5.51%	5.52%

(In millions)	SERP Benefits			Postretirement Benefits		
	2011	2010	2009	2011	2010	2009
Weighted Average Assumptions Used to Determine the Net Benefit Cost						
Discount rate	5.25%	5.50%	5.25%	5.44%	5.94%	5.73%
Average rate of increase in employee compensation	4.00%	4.00%	4.00%	—	—	—

The ultimate healthcare cost trend rates for the postretirement benefit plans are expected to be reached between 2017 and 2027.

The discount rate reflects the rate the company would have to pay to purchase high-quality investments that would provide cash sufficient to settle its current pension obligations. The discount rate is determined based on a range of factors, including the rates of return on high-quality, fixed-income corporate bonds and the related expected duration of the obligations or, in certain instances, the company has used a hypothetical portfolio of high quality instruments with maturities that mirror the benefit obligation in order to accurately estimate the discount rate relevant to a particular plan.

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In determining the expected long-term rate of return on plan assets, the company considers the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance. In addition, the company may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

Asset management objectives include maintaining an adequate level of diversification to reduce interest rate and market risk and providing adequate liquidity to meet immediate and future benefit payment requirements.

The expected rate of compensation increase reflects the long-term average rate of salary increases and is based on historic salary increase experience and management's expectations of future salary increases.

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in 2012 are as follows:

(In millions)	Domestic Pension Benefits		Non-U.S. Pension Benefits		Post-retirement Benefits	
Net Actuarial Loss	$	3.4	$	3.2	$	0.2
Net Prior Service Credit		—		(0.1)		(0.1)
	$	3.4	$	3.1	$	0.1

There are no amounts in accumulated other comprehensive income related to the SERP expected to be recognized in net periodic benefit cost in 2012.

The projected benefit obligation and fair value of plan assets for the company's qualified and non-qualified pension plans with projected benefit obligations in excess of plan assets are as follows:

	Pension Plans	
(In millions)	2011	2010
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets		
Projected benefit obligation	$ 1,165.6	$ 945.9
Fair value of plan assets	858.0	734.3

The accumulated benefit obligation and fair value of plan assets for the company's qualified and non-qualified pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Pension Plans	
(In millions)	2011	2010
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets		
Accumulated benefit obligation	$ 987.9	$ 910.5
Fair value of plan assets	717.8	725.6

The company has other postretirement benefit plans discussed elsewhere in this note with an accumulated post-retirement benefit obligation of $38.9 million that is unfunded. These plans are excluded from the above table.

The measurement date used to determine benefit information is December 31 for all plan assets and benefit obligations.

The net periodic pension benefit cost (income) includes the following components for 2011, 2010 and 2009:

	Domestic Pension Benefits			Non-U.S. Pension Benefits		
(In millions)	2011	2010	2009	2011	2010	2009
Components of Net Benefit Cost (Income)						
Service cost-benefits earned	$ —	$ 0.3	$ 0.8	$ 13.7	$ 11.4	$ 9.7
Interest cost on benefit obligation	21.3	21.1	20.6	32.1	30.7	28.6
Expected return on plan assets	(29.4)	(29.9)	(30.0)	(27.8)	(24.9)	(21.2)
Amortization of actuarial net loss	1.5	0.7	—	1.6	1.3	1.6
Settlement/curtailment (gain) loss	—	—	—	—	0.1	(0.2)
Special termination benefit	—	—	0.2	0.9	0.5	3.0
Net periodic benefit cost (income)	$ (6.6)	$ (7.8)	$ (8.4)	$ 20.5	$ 19.1	$ 21.5

The net periodic SERP and other postretirement benefit cost includes the following components for 2011, 2010 and 2009:

(In millions)	SERP Benefits			Postretirement Benefits		
	2011	2010	2009	2011	2010	2009
Components of Net Benefit Cost						
Service cost-benefits earned	$ —	$ —	$ —	$ 0.6	$ 0.4	$ 0.6
Interest cost on benefit obligation	0.6	0.6	0.6	1.9	1.8	1.8
Amortization of actuarial net gain	—	—	—	—	(0.2)	—
Amortization of prior service benefit	—	—	—	(0.1)	(0.1)	(0.1)
Settlement/curtailment gain	—	—	—	(0.1)	—	—
Special termination benefit	—	—	—	—	—	—
Net periodic benefit cost	$ 0.6	$ 0.6	$ 0.6	$ 2.3	$ 1.9	$ 2.3

Expected benefit payments are estimated using the same assumptions used in determining the company's benefit obligation at December 31, 2011. Benefit payments will depend on future employment and compensation levels, average years employed and average life spans, among other factors, and changes in any of these factors could significantly affect these estimated future benefit payments. Estimated future benefit payments during the next five years and in the aggregate for the five fiscal years thereafter, are as follows:

(In millions)	Domestic Pension Benefits	Non-U.S. Pension Benefits	SERP Benefits	Post-retirement Benefits
2012	$ 24.1	$ 22.5	$ 0.5	$ 2.2
2013	23.8	23.8	0.5	2.2
2014	24.2	24.9	1.7	2.2
2015	25.1	26.3	1.5	2.2
2016	25.6	27.7	0.6	2.2
2017-2021	134.9	154.2	6.8	10.9

A change in the assumed healthcare cost trend rate by one percentage point effective January 2011 would change the accumulated postretirement benefit obligation as of December 31, 2011 and the 2011 aggregate of service and interest costs, as follows:

(In millions)	Increase	Decrease
One Percentage Point		
Effect in total of service and interest cost components	$ 0.4	$ (0.3)
Effect on postretirement healthcare benefit obligation	4.9	(3.8)

Domestic Pension Plan Assets

The company's overall objective is to invest in a portfolio of diversified assets, primarily through the use of institutional collective funds, to achieve long-term growth. The strategic asset allocation uses a combination of risk controlled and index strategies in fixed income and global equities. The company also has a small portfolio (comprising less than 3% of invested assets) of private equity investments. The target allocations for the remaining investments are approximately 34% to funds investing in U.S. equities, including a sub-allocation of approximately 5% to real estate-related equities, approximately 29% to funds investing in international equities and approximately 37% to funds investing in fixed income securities. The portfolio maintains enough liquidity at all times to meet the near-term benefit payments.

The fair values of the company's domestic plan assets at December 31, 2011 and 2010, by asset category are as follows:

(In millions)	December 31, 2011	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
U.S. equity funds	$ 112.5	$ —	$ 112.5	$ —
International equity funds	82.8	—	82.8	—
Fixed income funds	132.2	—	132.2	—
Private equity funds	9.1	—	—	9.1
Money market funds	7.7	—	7.7	—
Alternative investments	—	—	—	—
Total Assets	$ 344.3	$ —	$ 335.2	$ 9.1

(In millions)	December 31, 2010	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
U.S. equity funds	$ 128.1	$ —	$ 128.1	$ —
International equity funds	96.1	—	96.1	—
Fixed income funds	112.9	—	112.9	—
Private equity funds	13.0	—	—	13.0
Money market funds	12.3	—	12.3	—
Alternative investments	0.1	—	—	0.1
Total Assets	$ 362.5	$ —	$ 349.4	$ 13.1

The tables above present the fair value of the company's plan assets in accordance with the fair value hierarchy (Note 12). Certain pension plan assets are measured using net asset value per share (or its equivalent) and are reported as a level 2 investment above due to the company's ability to redeem its investment either at the balance sheet date or within limited time restrictions. The fair value of the company's private equity and alternative investments, which are classified as level 3 investments, are based on valuations provided by the respective funds. The following table represents a rollforward of the fair value, as determined by level 3 inputs.

(In millions)		Private Equity Funds		Alternative Investments		Total
Balance at December 31, 2009	$	14.8	$	0.9	$	15.7
Actual return on plan assets:						
Relating to assets held at reporting date		(2.0)		0.1		(1.9)
Relating to assets sold/distributed during period		2.3		0.2		2.5
Purchases, capital contributions, sales and settlements		(2.1)		(1.1)		(3.2)
Balance at December 31, 2010	$	13.0	$	0.1	$	13.1
Actual return on plan assets:						
Relating to assets held at reporting date		(2.2)		—		(2.2)
Relating to assets sold/distributed during period		3.7		—		3.7
Purchases, capital contributions, sales and settlements		(5.4)		(0.1)		(5.5)
Balance at December 31, 2011	$	9.1	$	—	$	9.1

The table below presents, as of December 31, 2011, the fair value measurements of investments in certain domestic plan assets that calculate and provide the company with a net asset value per share (or its equivalent). These plan investments are all classified as level 2 or 3 according to the fair value hierarchy:

(In millions)		Fair Value		Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Asset Category						
U.S. equity funds	$	112.5	$	—	At least monthly	No more than 3 days
International equity funds		82.8		—	At least monthly	No more than 3 days
Fixed income funds		132.2		—	At least monthly	No more than 3 days
Private equity funds		9.1		1.0	Restricted	Restricted
Money market funds		7.7		—	Daily	Daily
	$	344.3	$	1.0		

The domestic plan receives distributions from the private equity funds as those funds' assets are liquidated. The duration of the funds vary by investment with the longest ending in 2015.

Non-U.S. Pension Plan Assets

The company maintains specific plan assets for many of the individual pension plans outside the U.S. The investment strategy of each plan has been uniquely established based on the country specific standards and characteristics of the plans. Several of the plans have contracts with insurance companies whereby the market risks of the benefit obligations are borne by the insurance companies. When assets are held directly in investments, generally the objective is to invest in a portfolio of diversified assets with a variety of fund managers. The investments are substantially limited to funds investing in global equities and fixed income securities with the target asset allocations ranging from approximately 50% - 60% for equities and 40% - 50% for fixed income. Each plan maintains enough liquidity at all times to meet the near-term benefit payments.

The fair values of the company's non-U.S. plan assets at December 31, 2011 and 2010, by asset category are as follows:

(In millions)	December 31, 2011		Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Asset Category								
Equity funds	$	232.8	$	46.8	$	186.0	$	—
Fixed income funds		200.1		20.3		179.8		—
Insurance contracts		86.8		—		86.8		—
Cash / money market funds		4.5		4.3		0.2		—
Total Assets	$	524.2	$	71.4	$	452.8	$	—

(In millions)	December 31, 2010		Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Asset Category								
Equity funds	$	249.0	$	49.0	$	200.0	$	—
Fixed income funds		176.1		20.4		155.7		—
Insurance contracts		82.0		—		82.0		—
Cash / money market funds		3.4		3.2		0.2		—
Total Assets	$	510.5	$	72.6	$	437.9	$	—

The table below presents the fair value measurements of investments in certain non-U.S. plan assets that calculate and provide the company with a net asset value per share (or its equivalent). These plan investments are all classified as level 2 according to the fair value hierarchy:

(In millions)	Fair Value		Unfunded Commitments		Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Asset Category						
Equity funds	$	186.0	$	—	At least monthly	No more than 1 month
Fixed income funds		179.8		—	At least weekly	No more than 5 days
Insurance contracts		86.8		—	Not applicable	Not applicable
Money market funds		0.2		—	Daily	Daily
	$	452.8	$	—		

Note 7. Income Taxes

The components of income from continuing operations before provision for income taxes are as follows:

(In millions)	2011	2010	2009
U.S.	$ 812.1	$ 710.3	$ 505.2
Non-U.S.	320.7	377.4	348.6
	$ 1,132.8	$ 1,087.7	$ 853.8

The components of the provision for income taxes of continuing operations are as follows:

(In millions)	2011	2010	2009
Current Income Tax Provision			
Federal	$ 149.7	$ 226.0	$ 162.0
Non-U.S.	68.5	104.5	104.4
State	14.6	32.5	19.5
	232.8	363.0	285.9
Deferred Income Tax Provision (Benefit)			
Federal	$ (11.4)	$ (169.1)	$ (142.2)
Non-U.S.	(107.0)	(68.3)	(83.3)
State	(5.0)	(24.0)	(13.7)
	(123.4)	(261.4)	(239.2)
	$ 109.4	$ 101.6	$ 46.7

The income tax provision included in the accompanying statement of income is as follows:

(In millions)	2011	2010	2009
Continuing Operations	$ 109.4	$ 101.6	$ 46.7
Discontinued Operations	191.5	31.4	28.5
	$ 300.9	$ 133.0	$ 75.2

The company receives a tax deduction upon the exercise of non-qualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $14.6 million and $10.9 million of such benefits of the company that have been allocated to capital in excess of par value in 2011 and 2010, respectively.

The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income from continuing operations before provision for income taxes due to the following:

(In millions)	2011	2010	2009
Provision for Income Taxes at Statutory Rate	$ 396.5	$ 380.7	$ 298.8
Increases (Decreases) Resulting From:			
Foreign rate differential	(279.6)	(156.0)	(147.2)
Impact of change in tax laws and apportionment on deferred taxes	11.7	(11.0)	(2.5)
Income tax credits	(24.8)	(79.5)	(100.3)
Manufacturing deduction	(27.0)	(31.5)	(15.8)
State income taxes, net of federal tax	0.3	2.8	(3.5)
Nondeductible expenses	17.5	5.8	4.5
Provision (reversal) of tax reserves, net	0.6	(6.4)	7.4
Tax return reassessments and settlements	3.0	(1.3)	(0.4)
Other, net	11.2	(2.0)	5.7
	$ 109.4	$ 101.6	$ 46.7

Net deferred tax asset (liability) in the accompanying balance sheet consists of the following:

(In millions)	2011	2010
Deferred Tax Asset (Liability)		
Depreciation and amortization	$ (2,778.3)	$ (2,116.2)
Net operating loss and credit carryforwards	497.4	487.3
Reserves and accruals	132.0	119.7
Accrued compensation	206.4	169.0
Inventory basis difference	38.1	44.9
Available-for-sale investments	4.5	5.4
Non U.S. earnings expected to be repatriated	1.6	6.4
Other capitalized costs	45.1	62.1
Other, net	68.7	55.9
	(1,784.5)	(1,165.5)
Less: Valuation allowance	141.9	156.1
	$ (1,926.4)	$ (1,321.6)

The company estimates the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction and provides a valuation allowance for tax assets and loss and credit carryforwards that it believes will more likely than not go unused. At December 31, 2011, all of the company's valuation allowance relates to deferred tax assets for which any subsequently recognized tax benefits will reduce income tax expense.

At December 31, 2011, the company had federal, state and non-U.S. net operating loss carryforwards of $154.9 million, $613.5 million and $1.03 billion, respectively. Use of the carryforwards is limited based on the future income of certain subsidiaries. The federal and state net operating loss carryforwards expire in the years 2012 through 2031. Of the non-U.S. net operating loss carryforwards, $207.8 million expire in the years 2012 through 2030, and the remainder do not expire. The company also had $138.6 million of federal foreign tax credit carryforwards as of December 31, 2011, which expire in the years 2012 through 2021.

A provision has not been made for U.S. or additional non-U.S. taxes on $4.68 billion of undistributed earnings of international subsidiaries that could be subject to taxation if remitted to the U.S. because the company plans to keep these amounts permanently reinvested overseas except for instances where the company can remit such earnings to the U.S. without an associated net tax cost. During 2009, the company changed its position regarding the undistributed earnings of a Japan subsidiary and a portion of the earnings of the subsidiary are no longer considered permanently reinvested. During 2010, the company repatriated part of those earnings and as a result, the company provided deferred U.S. income taxes of $14.0 million, offset by a U.S. foreign tax credit of $15.6 million, on the remaining undistributed earnings not considered permanently reinvested overseas.

Unrecognized Tax Benefits

As of December 31, 2011, the company had $120.3 million of unrecognized tax benefits which, if recognized, would reduce the effective tax rate.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(In millions)		2011		2010		2009
Balance at beginning of year	$	62.1	$	76.2	$	70.4
Additions for tax positions of current year		43.2		1.3		11.3
Additions for tax positions of prior years		18.6		2.9		—
Reductions for tax positions of prior years		(2.1)		—		—
Closure of tax years		—		(7.8)		(4.6)
Settlements		(1.5)		(10.5)		(0.9)
	$	120.3	$	62.1	$	76.2

During 2011, the company's liability for unrecognized tax benefits increased to $120 million from $62 million at December 31, 2010, primarily due to additional unrecognized tax benefits associated with the liquidation of a U.S. subsidiary, utilization of capital loss carryforwards and acquisitions. The company also reclassified $24 million of its liability for unrecognized tax benefits to short-term based on its expectations of resolving the issues within the next 12 months. Accordingly, of the total $120 million of liability, $24 million is classified as a current liability and the remainder is long-term.

In 2011, the company settled the IRS audit of a refund claim relating to the 2000 and 2001 tax years which resulted in a $1.5 million decrease in the liability for unrecognized tax benefits. The company is also under audit by the IRS for the 2008 and 2009 tax years. It is likely that the examination phase of this audit will be completed within 12 months. There were no significant changes to the status of these examinations during 2011.

During 2010 and 2009, the statute of limitations on certain unrecognized tax benefits lapsed which resulted in decreases in the liability for unrecognized tax benefits of $7.8 million and $4.6 million, respectively, all of which reduced income tax expense.

In 2010, the company settled a Swiss audit of one of its subsidiary's 2006 and 2007 tax years which resulted in a $8.5 million decrease in the liability for unrecognized tax benefits. The company also settled the IRS audit of its 2007 tax year and the IRS completed the examination phase of its 2006 tax year and the 2006 pre-acquisition tax years of certain Fisher subsidiaries in 2010 which resulted in a $1.2 million decrease in the liability for unrecognized tax benefits. Completion of the audits of the 2006 tax year and the 2006 pre-acquisition tax years of certain Fisher subsidiaries is pending appeals at the IRS. In addition, the company settled various state income tax audits during 2010, which resulted in a $0.8 million decrease in the liability for unrecognized tax benefits.

In 2009, the company settled the IRS audit of its 2005 tax year which resulted in a $0.9 million decrease in the liability for unrecognized tax benefits. The company is currently under audit by the Internal Revenue Service for the 2001 to 2004 tax years. Completion of the audit of those years is subject to appeals at the IRS.

The company classified interest and penalties related to unrecognized tax benefits as income tax expense. The total amount of interest and penalties related to uncertain tax positions and recognized in the balance sheet as of December 31, 2011 and 2010 was $10.9 million and $5.3 million, respectively.

The company conducts business globally and, as a result, Thermo Fisher or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Canada, China, Denmark, Finland, France, Germany, Italy, Japan, the United Kingdom and the United States. With few exceptions, the company is no longer subject to U.S. federal, state and local, or non-U.S., income tax examinations for years before 2002.

Note 8.   Earnings per Share

(In millions except per share amounts)		2011		2010		2009
Income from Continuing Operations	$	1,023.4	$	986.1	$	807.1
Income from Discontinued Operations		1.7		47.0		44.2
Gain (Loss) on Disposal of Discontinued Operations, Net		304.8		2.5		(1.0)
Net Income		1,329.9		1,035.6		850.3
Less: Income Allocable to Participating Securities		—		(0.2)		(0.6)
Net Income for Earnings per Share	$	1,329.9	$	1,035.4	$	849.7
Basic Weighted Average Shares		380.8		403.3		412.4
Plus Effect of:						
Convertible debentures		0.6		2.9		8.5
Stock options and restricted stock/units		3.4		3.2		1.9
Diluted Weighted Average Shares		384.8		409.4		422.8
Basic Earnings per Share:						
Continuing operations	$	2.69	$	2.45	$	1.96
Discontinued operations		.80		.12		.10
	$	3.49	$	2.57	$	2.06
Diluted Earnings per Share:						
Continuing operations	$	2.66	$	2.41	$	1.91
Discontinued operations		.80		.12		.10
	$	3.46	$	2.53	$	2.01

Options to purchase 6.9 million, 8.1 million and 10.9 million shares of common stock were not included in the computation of diluted earnings per share for 2011, 2010 and 2009, respectively, because their effect would have been antidilutive.

Note 9. Debt and Other Financing Arrangements

(In millions except per share amounts)	2011	2010
Commercial Paper	$ 900.0	$ —
3.25% Senior Subordinated Convertible Notes, Due 2024 Convertible at $40.20 per Share	—	329.3
2.15% Senior Notes, Due 2012 (effective interest rate 0.93%)	350.0	350.0
2.05% Senior Notes, Due 2014 (effective interest rate 1.11%)	300.0	—
3.25% Senior Notes, Due 2014 (effective interest rate 1.53%)	400.0	400.0
3.20% Senior Notes, Due 2015 (effective interest rate 1.56%)	450.0	450.0
5.00% Senior Notes, Due 2015 (effective interest rate 5.14%)	250.0	250.0
3.20% Senior Notes, Due 2016 (effective interest rate 3.21%)	900.0	—
2.25% Senior Notes, Due 2016 (effective interest rate 2.29%)	1,000.0	—
4.70% Senior Notes, Due 2020 (effective interest rate 4.70%)	300.0	300.0
4.50% Senior Notes, Due 2021 (effective interest rate 4.58%)	1,000.0	—
3.60% Senior Notes, Due 2021 (effective interest rate 4.29%)	1,100.0	—
Other	35.0	24.3
Total Borrowings at Par Value	6,985.0	2,103.6
Fair Value Hedge Accounting Adjustments	55.0	37.3
Unamortized Discount	(12.0)	(3.8)
Total Borrowings at Carrying Value	7,028.0	2,137.1
Less: Short-term Obligations and Current Maturities	1,272.8	105.8
Long-term Obligations	$ 5,755.2	$ 2,031.3

The effective interest rates for the fixed-rate debt include the stated interest on the notes, the accretion of any discount and, if applicable, adjustments related to hedging, as discussed below.

The annual repayment requirements for debt obligations are as follows:

(In millions)	
2012	$ 1,268.7
2013	3.0
2014	702.8
2015	709.1
2016	1,900.5
2017 and thereafter	2,400.9
	$ 6,985.0

See Note 12 for fair value information pertaining to the company's long-term obligations.

Short-term obligations and current maturities of long-term obligations in the accompanying balance sheet included $917.1 million and $3.7 million at year-end 2011 and 2010, respectively, of commercial paper, short-term bank borrowings and borrowings under lines of credit of certain of the company's subsidiaries. The weighted average interest rate for short-term borrowings was 0.51% and 10.63% at December 31, 2011 and 2010, respectively. In addition to available borrowings under the company's revolving credit agreements, discussed below, the company had unused lines of credit of $64.6 million as of December 31, 2011. These unused lines of credit generally provide for short-term unsecured borrowings at various interest rates.

Credit Facilities

The company has a revolving credit facility with a bank group that provides for up to $1 billion of unsecured multi-currency revolving credit that will expire in August 2012. The agreement calls for interest at either a LIBOR-based rate or a rate based on the prime lending rate of the agent bank, at the company's option. The rate at December 31, 2011, was between 0.40% and 1.00% (depending on duration) under the more favorable of the two rates. The revolving credit facility allows for the issuance of letters of credit, which reduces the amount available for borrowing. The agreement contains affirmative, negative and financial covenants, and events of default customary for financings of this type. The financial covenant requires the company to maintain a leverage ratio below a certain maximum level. The company was in compliance with all covenants between 2009 and 2011. The credit agreement permits the company to use the facility for working capital; acquisitions; repurchases of common stock, debentures and other securities; the refinancing of debt; and general corporate purposes. As of December 31, 2011, there were no borrowings under the revolver and $49 million in letters of credit outstanding, resulting in $951.0 million of borrowings available under the revolving credit facility.

In June 2011, the company obtained an additional short-term revolving credit facility that expires in June 2012 which permits borrowings up to $1 billion. The purpose of this revolver is to be available in the event borrowings are not possible under the company's commercial paper program, discussed below, due to credit market conditions or other events. Interest on the credit facility would be computed, at the company's election, based on one of several Federal Funds, Prime or LIBOR-based rates. The most favorable rate at December 31, 2011, was between 1.21% and 1.58% (depending on duration). The agreement contains affirmative, negative and financial covenants, and events of default customary for financings of this type. The financial covenant requires the company to maintain a leverage ratio below a certain maximum level. The company was in compliance with all covenants during 2011. As of December 31, 2011, there were no borrowings under this revolver.

The company expects to renew these facilities before their expiration, for all or a portion of the available borrowings thereunder.

Commercial Paper Program

In August 2011, the Company established a U.S. commercial paper program pursuant to which it may issue and sell unsecured, short-term promissory notes (CP Notes). Maturities may not exceed 397 days from the date of issue and the CP Notes rank pari passu with all of the company's other unsecured and unsubordinated indebtedness. CP Notes are issued on a private placement basis under customary terms in the commercial paper market and are not redeemable prior to maturity nor subject to voluntary prepayment. CP Notes are issued at a discount from par, or, alternatively, are sold at par and bear varying interest rates on a fixed or floating basis. As of December 31, 2011, outstanding borrowings under this program were $900 million, with a weighted average remaining period to maturity of 23 days. The interest rates on the outstanding CP Notes as of December 31, 2011 were between 0.38% and 0.70% with a weighted average of 0.47%. Borrowings under this program were used to partially fund the acquisition of Phadia (see Note 2).

Senior Notes

Interest on each of the senior notes is payable semi-annually. Each of the notes may be redeemed at any time at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. The company is subject to certain affirmative and negative covenants under the indentures governing the senior notes, the most restrictive of which limits the ability of the company to pledge principal properties as security under borrowing arrangements.

Termination of Interest Rate Swap Arrangements

In August 2011, the company terminated its fixed to floating rate swap arrangements on its 2.15% Senior Notes due 2012, 2.05% Senior Notes due 2014, 3.25% Senior Notes due 2014 and 3.20% Senior Notes due 2015. These swap

arrangements were accounted for as fair value hedges. As a result of terminating these arrangements, the company received $63 million (excluding accrued interest) in cash. The proceeds were recorded as part of the carrying value of the underlying debt, which will be amortized as a reduction of interest expense over the remaining terms of the respective debt instruments.

Cash Flow Hedge Arrangements

Prior to issuing the 5% Senior Notes due 2015, the company entered into forward starting pay fixed swap agreements with several banks to mitigate the risk of interest rates rising prior to completion of a debt offering. Based on the company's conclusion that a debt offering was probable and that such debt would carry semi-annual interest payments over a 10-year term, the swaps hedged the cash flow risk for each of the semi-annual fixed-rate interest payments on $250 million of principal amount of the 10-year fixed-rate debt issue (or any subsequent refinancing of such debt). The unfavorable change in the fair value of the hedge upon termination was $2.0 million, net of tax, and was classified as a reduction of accumulated other comprehensive items within shareholders' equity and is being amortized to interest expense over the term of the debt through 2015.

Prior to issuing the 3.60% Senior Notes due 2021, the company entered into hedging agreements (treasury locks) with several banks to mitigate the risk of interest rates rising prior to completion of a debt offering. Based on the company's conclusion that a debt offering was probable and that such debt would carry semi-annual interest payments over a 10-year term, the agreements hedged the cash flow risk for each of the semi-annual fixed-rate interest payments on a significant portion of principal amount of the 10-year fixed rate debt issue (or subsequent financings of such debt). The company paid $59 million at the termination of this agreement. The unfavorable change in the fair value of the hedge upon termination was $37 million, net of tax, and was classified as a reduction of accumulated other comprehensive items within shareholders' equity and is being amortized to interest expense over the term of the debt through 2021.

3.25% Senior Subordinated Convertible Notes due 2024

During the first quarter of 2011 following issuance of a redemption notice by the company, holders of the company's 3.25% Senior Subordinated Convertible Notes due 2024 exercised conversion rights for substantially all of the remaining $329 million principal outstanding. The balance not converted by holders was redeemed by the company. The company paid the principal and the premium due upon conversion/redemption in cash for a total outlay of $452 million. The premium was charged to capital in excess of par value when paid.

Floating Rate Senior Convertible Debentures due 2033

During 2010, following issuance of a redemption notice by the company, holders of the company's Floating Rate Convertible Senior Debentures due 2033 exercised conversion rights for the remaining $326 million in par value. The company paid the principal and the premium due upon conversion in cash for a total outlay of $573 million. The premium was charged to capital in excess of par value when paid.

6 1/8% Senior Subordinated Notes due 2015

The 6 1/8% Senior Subordinated Notes due 2015 were redeemed in 2010 for a total cash outlay of $515 million plus accrued interest. The company recorded a loss of $15 million in 2010 on the early extinguishment of this debt in other expense, net on the accompanying statement of income.

2.50% Senior Convertible Notes due 2023

During the fourth quarter of 2009, the company purchased $282 million aggregate principal amount of its 2.50% Senior Convertible Notes due 2023 for an aggregate of $587 million including accrued and unpaid interest. The company recorded a loss of $10 million in 2009 on the early extinguishment of this debt in other expense, net on the accompanying statement of income. During 2010, the company purchased all of the remaining $13 million aggregate

principal amount of the 2.50% Senior Convertible Notes due 2023 for an aggregate of $28 million. The premium was charged to capital in excess of par value when paid.

6 3/4% Senior Subordinated Notes due 2014

The 6 3/4% Senior Subordinated Notes due 2014 were redeemed in December 2009 for a total cash outlay of $317 million, including accrued interest. The company recorded a loss of $5 million in 2009 on the early extinguishment of this debt in other expense, net on the accompanying statement of income.

Note 10.   Commitments and Contingencies

Operating Leases

The company leases certain logistics, office, and manufacturing facilities. Income from continuing operations includes expense from operating leases of $125.3 million, $128.6 million and $110.4 million in 2011, 2010 and 2009, respectively. The following is a summary of annual future minimum lease and rental commitments under noncancelable operating leases as of December 31, 2011:

(In millions)		
2012	$	112.3
2013		89.4
2014		64.3
2015		46.5
2016		30.4
Thereafter		62.6
	$	405.5

Purchase Obligations

The company has entered into unconditional purchase obligations, in the ordinary course of business, that include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at any time without penalty. The aggregate amount of the company's unconditional purchase obligations totaled $240.4 million at December 31, 2011 and the majority of these obligations are expected to be settled during 2012.

Letters of Credit, Guarantees and Other Commitments

Outstanding letters of credit and bank guarantees totaled $117.5 million at December 31, 2011, including $3.7 million for businesses that have been sold. Substantially all of these letters of credit and guarantees expire before 2020.

Outstanding surety bonds and other guarantees totaled $59.7 million at December 31, 2011. The expiration of these bonds and guarantees ranges through 2015.

The letters of credit, bank guarantees and surety bonds principally secure performance obligations, and allow the holder to draw funds up to the face amount of the letter of credit, bank guarantee or surety bond if the applicable business unit does not perform as contractually required.

In connection with the sale of businesses of the company, the buyers have assumed certain contractual obligations of such businesses and have agreed to indemnify the company with respect to those assumed liabilities. In the event a third-party to a transferred contract does not recognize the transfer of obligations or a buyer defaults on its

obligations under the transferred contract, the company could be liable to the third-party for such obligations. However, in such event, the company would be entitled to seek indemnification from the buyer.

The company has funding commitments totaling $4.7 million at December 31, 2011, related to investments it owns.

Indemnifications

In conjunction with certain transactions, primarily divestitures, the company has agreed to indemnify the other parties with respect to certain liabilities related to the businesses that were sold or leased properties that were abandoned (e.g., retention of certain environmental, tax, employee and product liabilities). The scope and duration of such indemnity obligations vary from transaction to transaction. Where appropriate, an obligation for such indemnifications is recorded as a liability. Generally, a maximum obligation cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, historically the company has not made significant payments for these indemnifications.

In connection with the company's efforts to reduce the number of facilities that it occupies, the company has vacated some of its leased facilities or sublet them to third parties. When the company sublets a facility to a third-party, it remains the primary obligor under the master lease agreement with the owner of the facility. As a result, if a third-party vacates the sublet facility, the company would be obligated to make lease or other payments under the master lease agreement. The company believes that the financial risk of default by sublessors is individually and in the aggregate not material to the company's financial position or results of operations.

In connection with the sale of products in the ordinary course of business, the company often makes representations affirming, among other things, that its products do not infringe on the intellectual property rights of others and agrees to indemnify customers against third-party claims for such infringement. The company has not been required to make material payments under such provisions.

Litigation and Related Contingencies

There are various lawsuits and claims pending against the company involving product liability, contract, commercial and other issues. In view of the company's financial condition and the accruals established for these matters, management does not believe that the ultimate liability, if any, related to these matters will have a material adverse effect on the company's financial condition, results of operations or cash flows.

The company establishes a liability that is an estimate of amounts needed to pay damages in the future for events that have already occurred. The accrued liabilities are based on management's judgment as to the probability of losses for asserted and unasserted claims and, where applicable, actuarially determined estimates. The reserve estimates are adjusted as additional information becomes known or payments are made.

The company accrues the most likely amount or at least the minimum of the range of probable loss when a range of probable loss can be estimated. The range of probable loss for product liability, workers compensation and other personal injury matters of the company's continuing operations at December 31, 2011, was approximately $214 million to $308 million on an undiscounted basis. The portion of these liabilities assumed in the 2006 merger with Fisher was recorded at its fair (present) value at the date of merger. The company's reserve for these matters in total, including the discounted liabilities, was $159 million at December 31, 2011 (or $215 million undiscounted). The reserve includes estimated defense costs and is gross of estimated amounts due from insurers of $89 million at December 31, 2011 (or $124 million undiscounted). The portion of these insurance assets assumed in the merger with Fisher was also recorded at its fair value at the date of merger. In addition to the above reserves, as of December 31, 2011, the company had product liability reserves of $9 million (undiscounted) relating to divested businesses.

The assets and liabilities assumed at the acquisition date were ascribed a fair value based on the present value of expected future cash flows, using a discount rate equivalent to the risk free rate of interest for monetary assets with comparable maturities (weighted average discount rate of 4.67%). The discount on the liabilities of approximately $56

million and the discount on the assets of approximately $34 million (net discount $22 million) are being accreted to interest expense over the expected settlement period.

Although the company believes that the amounts reserved and estimated recoveries are probable and appropriate based on available information, including actuarial studies of loss estimates, the process of estimating losses and insurance recoveries involves a considerable degree of judgment by management and the ultimate amounts could vary materially. Insurance contracts do not relieve the company of its primary obligation with respect to any losses incurred. The collectability of amounts due from its insurers is subject to the solvency and willingness of the insurer to pay, as well as the legal sufficiency of the insurance claims. Management monitors the financial condition and ratings of its insurers on an ongoing basis.

The company is currently involved in various stages of investigation and remediation related to environmental matters. The company cannot predict all potential costs related to environmental remediation matters and the possible impact on future operations given the uncertainties regarding the extent of the required cleanup, the complexity and interpretation of applicable laws and regulations, the varying costs of alternative cleanup methods and the extent of the company's responsibility. Expenses for environmental remediation matters related to the costs of permit requirements and installing, operating and maintaining groundwater-treatment systems and other remedial activities related to historical environmental contamination at the company's domestic and international facilities were not material in any period presented. The company records accruals for environmental remediation liabilities, based on current interpretations of environmental laws and regulations, when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. The company calculates estimates based upon several factors, including reports prepared by environmental specialists and management's knowledge of and experience with these environmental matters. The company includes in these estimates potential costs for investigation, remediation and operation and maintenance of cleanup sites.

Having assumed environmental liabilities in the merger with Fisher, the company was required to discount the estimate of loss to fair (present) value. This fair value was ascribed by using a discount rate of 4.73%, which was the risk free interest rate for monetary assets with maturities comparable to that of the environmental liability. The remaining discount of $6 million is being accreted by charges to interest expense over the estimated maturity period of 30 years. At both December 31, 2011 and 2010, the company's total environmental liability was approximately $22 million.

Management believes that its reserves for environmental matters are adequate for the remediation costs the company expects to incur. As a result, the company believes that the ultimate liability with respect to environmental remediation matters will not have a material adverse effect on the company's financial position, results of operations or cash flows. However, the company may be subject to additional remedial or compliance costs due to future events, such as changes in existing laws and regulations, changes in agency direction or enforcement policies, developments in remediation technologies or changes in the conduct of the company's operations, which could have a material adverse effect on the company's financial position, results of operations or cash flows. Although these environmental remediation liabilities do not include third-party recoveries, the company may be able to bring indemnification claims against third parties for liabilities relating to certain sites.

Note 11. Comprehensive Income and Shareholders' Equity

Comprehensive Income

Comprehensive income combines net income and other comprehensive items. Other comprehensive items represent certain amounts that are reported as components of shareholders' equity in the accompanying balance sheet.

Accumulated other comprehensive items in the accompanying balance sheet consist of the following:

(In millions)	2011	2010
Cumulative Translation Adjustment	$ (206.3)	$ 134.5
Net Unrealized Gain on Available-for-sale Investments, Net of Tax	7.0	3.4
Net Unrealized Losses on Hedging Instruments, Net of Tax	(36.2)	(0.8)
Pension and Other Postretirement Benefit Liability Adjustments, Net of Tax	(164.0)	(93.5)
	$ (399.5)	$ 43.6

After-tax net losses on available-for-sale investments of $0.1 million and $0.7 million, were reclassified from accumulated other comprehensive items to net income in 2011 and 2009, respectively. An after tax gain on available-for-sale investments of $0.1 million was reclassified from accumulated other comprehensive items to net income in 2010.

The unrealized losses on hedging instruments relate to the company's 5% Senior Notes due 2015 and 3.60% Senior Notes due 2021 (see Note 9). The losses are being amortized as an increase in interest expense over the term of the related debt. The after-tax charges recognized in net income were $1.3 million, $0.2 million and $0.2 million, respectively, in 2011, 2010 and 2009.

The after-tax pension and other postretirement benefit liability adjustments recognized in net income in 2011, 2010 and 2009 were $1.9 million, $1.2 million and $1.1 million, respectively.

Shareholders' Equity

At December 31, 2011, the company had reserved 38,866,405 unissued shares of its common stock for possible issuance under stock-based compensation plans and for possible conversion of the company's convertible debentures.

The company has 50,000 shares of authorized but unissued $100 par value preferred stock.

The company has distributed rights under a shareholder rights plan adopted by the company's Board of Directors to holders of outstanding shares of the company's common stock. Each right entitles the holder to purchase one hundred-thousandth of a share (a Unit) of Series B Junior Participating Preferred Stock, $100 par value, at a purchase price of $200 per Unit, subject to adjustment. The rights will not be exercisable until the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an Acquiring Person) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock (the Stock Acquisition Date), or (ii) 10 business days following the commencement of a tender offer or exchange offer for 15% or more of the outstanding shares of common stock.

In the event that a person becomes the beneficial owner of 15% or more of the outstanding shares of common stock, except pursuant to an offer for all outstanding shares of common stock that at least 75% of the Board of Directors determines to be fair to, and otherwise in the best interests of, stockholders, each holder of a right (except for the Acquiring Person) will thereafter have the right to receive, upon exercise, that number of shares of common stock (or, in certain circumstances, units of preferred stock, cash, property or other securities of the company) which equals the exercise price of the right divided by one-half of the current market price of the common stock. In the event that, at any time after any person has become an Acquiring Person, (i) the company is acquired in a merger or other business

combination transaction in which the company is not the surviving corporation or its common stock is changed or exchanged (other than a merger that follows an offer approved by the Board of Directors), or (ii) 50% or more of the company's assets or earning power is sold or transferred, each holder of a right (except for the Acquiring Person) shall thereafter have the right to receive, upon exercise, the number of shares of common stock of the acquiring company that equals the exercise price of the right divided by one-half of the current market price of such common stock.

At any time until the Stock Acquisition Date, the company may redeem the rights in whole, but not in part, at a price of $.01 per right (payable in cash or stock). The rights expire on September 29, 2015, unless earlier redeemed or exchanged.

12.   Fair Value Measurements and Fair Value of Financial Instruments

Fair Value Measurements

The company uses the market approach technique to value its financial instruments and there were no changes in valuation techniques during 2011. The company's financial assets and liabilities carried at fair value are primarily comprised of investments in money market funds, mutual funds holding publicly traded securities, derivative contracts used to hedge the company's currency and interest rate risks and other investments in unit trusts and insurance contracts held as assets to satisfy outstanding retirement liabilities.

The fair value accounting guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities that the company has the ability to access.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves.

Level 3: Inputs are unobservable data points that are not corroborated by market data.

The following table presents information about the company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

(In millions)		December 31, 2011		Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Assets								
Cash equivalents	$	377.1	$	377.1	$	—	$	—
Investments in mutual funds, unit trusts and other similar instruments		35.6		35.6		—		—
Insurance contracts		56.7		—		56.7		—
Auction rate securities		4.3		—		—		4.3
Derivative contracts		0.9		—		0.9		—
Total Assets	$	474.6	$	412.7	$	57.6	$	4.3
Liabilities								
Derivative contracts	$	1.2	$	—	$	1.2	$	—
Contingent consideration		1.7		—		—		1.7
Total Liabilities	$	2.9	$	—	$	1.2	$	1.7

The following table presents information about the company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

(In millions)		December 31, 2010		Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Assets								
Cash equivalents	$	301.6	$	301.6	$	—	$	—
Investments in mutual funds, unit trusts and other similar instruments		36.3		36.3		—		—
Insurance contracts		42.6		—		42.6		—
Auction rate securities		4.6		—		—		4.6
Derivative contracts		40.1		—		40.1		—
Total Assets	$	425.2	$	337.9	$	82.7	$	4.6
Liabilities								
Derivative contracts	$	3.5	$	—	$	3.5	$	—
Contingent consideration		28.7		—		—		28.7
Total Liabilities	$	32.2	$	—	$	3.5	$	28.7

Available-for-sale investments are carried at fair value and are included in the tables above. The aggregate market value, cost basis and gross unrealized gains and losses of available-for-sale investments by major security type are as follows:

(In millions)	Market Value		Cost Basis		Gross Unrealized Gains		Gross Unrealized Losses
2011							
Mutual Fund and Unit Trust Investments	$	35.6	$	25.2	$	10.4	$	—
Auction Rate Securities		4.3		4.8		—		0.5
	$	39.9	$	30.0	$	10.4	$	0.5
2010							
Mutual Fund and Unit Trust Investments	$	32.0	$	26.1	$	5.9	$	—
Auction Rate Securities		4.6		5.3		—		0.7
	$	36.6	$	31.4	$	5.9	$	0.7

The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of income. Gross realized gains and gross realized losses on the sale of available-for-sale investments were nominal in 2011, 2010 and 2009.

In addition to available-for-sale investments, the company had $4.3 million of trading securities, consisting of debt and equity securities, at December 31, 2010.

The company determines the fair value of its insurance contracts by obtaining the cash surrender value of the contracts from the issuer. The fair value of derivative contracts is the estimated amount that the company would receive/pay upon liquidation of the contracts, taking into account the change in currency exchange rates. The company determines the fair value of the auction rate securities by obtaining indications of value from brokers/dealers. The company determines the fair value of acquisition-related contingent consideration based on assessment of the probability that the company would be required to make such future payment. Changes to the fair value of contingent consideration are recorded in selling, general and administrative expense. The following tables provide a rollforward of the fair value, as determined by Level 3 inputs, of the auction rate securities and contingent consideration.

(In millions)	2011		2010
Auction Rate Securities			
Beginning Balance	$	4.6	$	5.4
Sale of securities		(0.6)		(0.7)
Total unrealized gains (losses) included in other comprehensive income		0.3		(0.1)
Ending Balance	$	4.3	$	4.6

(In millions)		2011		2010
Contingent Consideration				
Beginning Balance	$	28.7	$	0.6
Additions		1.4		23.5
Payments		(27.3)		(0.7)
Change in fair value included in earnings		(1.2)		5.2
Currency translation		0.1		0.1
Ending Balance	$	1.7	$	28.7

The notional amounts of derivative contracts outstanding, primarily consisting of foreign currency exchange contracts and, in 2010, interest rate swaps, totaled $449 million and $1.78 billion at December 31, 2011 and December 31, 2010, respectively.

The following tables present the fair value of derivative instruments in the consolidated balance sheet and statement of income.

	Fair Value – Assets		Fair Value – Liabilities	
(In millions)	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Derivatives Designated as Hedging Instruments				
Interest rate swaps (a)	$ —	$ 37.3	$ —	$ —
Derivatives Not Designated as Hedging Instruments				
Foreign currency exchange contracts (b)	0.9	2.8	1.2	3.5
Total derivatives	$ 0.9	$ 40.1	$ 1.2	$ 3.5

(a)   The fair value of the interest rate swaps is included in the consolidated balance sheet under the caption other assets.
(b)   The fair value of the foreign currency exchange contracts is included in the consolidated balance sheet under the captions other current assets or other accrued expenses.

		Gain Recognized		
(In millions)		2011		2010
Derivatives Designated as Fair Value Hedges				
Interest rate swaps	$	16.5	$	20.3
Derivatives Not Designated as Fair Value Hedges				
Foreign currency exchange contracts		47.2		35.8

Gains and losses recognized on interest rate swap and foreign currency exchange contracts are included in the consolidated statement of income under the caption other expense, net, together with the corresponding, offsetting losses and gains on the underlying hedged transactions except for the exchange rate hedges entered in anticipation of completing the Phadia acquisition (discussed below). The gains on these contracts have no underlying offset in the company's income statement.

On May 19, 2011, in connection with the planned acquisition of Phadia, the company entered into several foreign currency forward contracts to partly mitigate the currency exchange risk associated with the payment of the euro-denominated purchase price and the repayment of multi-currency debt on the Phadia books. The currencies purchased included the euro, Swedish krona and Japanese yen, with the aggregate notional amount totaling $2.34 billion. These currency forward contracts were not able to be designated as hedging instruments and therefore the change in the derivative fair value was marked to market through income/expense, resulting in a $28 million gain included in other expense, net, during 2011.

Fair Value of Other Financial Instruments

The carrying amount and fair value of the company's notes receivable and debt obligations are as follows:

(In millions)	December 31, 2011		December 31, 2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Notes Receivable	$ 6.5	$ 6.5	$ 7.4	$ 7.4
Debt Obligations:				
Convertible obligations	$ —	$ —	$ 327.9	$ 461.4
Senior notes	6,093.0	6,454.6	1,784.9	1,806.3
Commercial paper	900.0	900.0	—	—
Other	35.0	35.0	24.3	24.3
	$ 7,028.0	$ 7,389.6	$ 2,137.1	$ 2,292.0

The fair value of debt obligations was determined based on quoted market prices and on borrowing rates available to the company at the respective period ends.

Note 13.   Supplemental Cash Flow Information

(In millions)	2011	2010	2009
Cash Paid For:			
Interest	$ 120.6	$ 82.5	$ 99.6
Income Taxes - Continuing Operations	$ 352.9	$ 339.0	$ 301.3
Income Taxes - Discontinued Operations	$ 149.1	$ 31.4	$ 28.5
Non-cash Activities			
Fair value of assets of acquired businesses and product lines	$ 7,043.0	$ 805.0	$ 825.3
Cash paid for acquired businesses and product lines	(5,898.8)	(651.5)	(623.7)
Liabilities assumed of acquired businesses and product lines	$ 1,144.2	$ 153.5	$ 201.6
Issuance of restricted stock	$ —	$ 1.4	$ 1.1
Issuance of stock upon vesting of restricted stock units	$ 22.7	$ 16.3	$ 7.0

Note 14.   Restructuring and Other Costs, Net

Restructuring and other costs in 2011 primarily included cash compensation from monetizing equity awards held by Dionex employees at the date of acquisition as well as continuing charges for headcount reductions and facility consolidations in an effort to streamline operations, including the following: the consolidation of facilities in Finland and Australia of acquired businesses with existing facilities in those countries; the consolidation of facilities in the U.S; and the restructuring of the commercial organization of a business across six European countries to increase productivity and efficiency in serving customers.

Restructuring and other costs in 2010 primarily included charges for actions in response to the downturn in the economy and reduced revenues in several businesses, as well as the consolidation of manufacturing and research and development operations at a site in Germany with an existing site in the U.S. and the consolidation of production

operations at a plant in Iowa with plants in Ohio and North Carolina. The 2010 charges include asset impairments as discussed below.

Restructuring and other costs in 2009 primarily included charges for actions in response to the downturn in the economy and reduced revenues in several businesses, as well as the following: consolidation of production operations at a plant in the U.K. with plants in the U.S. and Germany; the Iowa and Germany closures discussed above; the consolidation of operations at a plant in the Netherlands with plants in the U.K. and the U.S; and completion of the relocation of a manufacturing site in France to an existing site in Germany.

As of February 29, 2012, the company has identified restructuring actions that will result in additional charges of approximately $50 million, primarily in the first half of 2012.

2011

During 2011, the company recorded net restructuring and other costs as follows:

(In millions)	Analytical Technologies	Specialty Diagnostics	Laboratory Products and Services	Corporate	Total
Cost of Revenues	$ 30.5	$ 39.0	$ 3.1	$ —	$ 72.6
Selling, General and Administrative Expenses	34.5	24.0	—	3.0	61.5
Restructuring and Other Costs, Net	54.3	8.4	31.7	2.1	96.5
	$ 119.3	$ 71.4	$ 34.8	$ 5.1	$ 230.6

The components of net restructuring and other costs by segment are as follows:

Analytical Technologies

In 2011, the Analytical Technologies segment recorded $119.3 million of net restructuring and other charges. The segment recorded charges to cost of revenues of $30.5 million primarily for the sale of inventories revalued at the date of acquisition; charges to selling, general and administrative expenses of $34.5 million primarily for transaction costs related to the Dionex acquisition; and $54.3 million of other restructuring costs, net, $48.9 million of which were cash costs. These costs included $21.2 million of cash compensation from monetizing equity awards held by Dionex employees at the date of acquisition. The segment also recorded continuing cash costs associated with headcount reductions and facility consolidations to streamline operations, which consisted of $19.3 million of severance for approximately 460 employees; $7.0 million of abandoned facility costs; and $1.4 million of other cash costs, primarily retention, relocation and moving expenses associated with facility consolidations. The segment also recorded $5.4 million of non-cash charges, net, primarily for the impairment of intangible assets associated with a small business unit.

Specialty Diagnostics

In 2011, the Specialty Diagnostics segment recorded $71.4 million of net restructuring and other charges. The segment recorded charges to cost of revenues of $39.0 million primarily for the sale of inventories revalued at the date of acquisition; charges to selling, general and administrative expenses of $24.0 million primarily for transaction costs related to the Phadia acquisition; and $8.4 million of other restructuring costs, including cash costs of $8.0 million associated with headcount reductions and facility consolidations to streamline operations, including the consolidation of facilities in Finland and Australia of acquired businesses with existing facilities in those countries. The cash costs consisted of $6.7 million of severance for approximately 80 employees; $0.7 million of abandoned facility costs; and $0.6 million of other cash costs, primarily retention, relocation and moving expenses associated with facility consolidations. The non-cash charges, net, of $0.4 million consisted of $1.2 million of writedowns to estimated

disposal value of real estate held for sale, partially offset by $0.8 million of income from termination of a post-retirement benefit plan.

Laboratory Products and Services

In 2011, the Laboratory Products and Services segment recorded $34.8 million of net restructuring and other charges. The segment recorded charges to cost of revenues of $3.1 million for accelerated depreciation at facilities closing due to real estate consolidation and sale of inventories revalued at the date of acquisition and $31.7 million of other restructuring costs, net, $22.0 million of which were cash costs. The cash costs were associated with the consolidation of facilities in the U.S. and the restructuring of the commercial organization of a business across six European countries to increase productivity and efficiency in serving customers, as well as other headcount reductions and facility consolidations. The cash costs included $15.6 million of severance for approximately 750 employees; $4.2 million of abandoned facility costs; and $2.2 million of other cash costs, primarily retention, relocation and moving expenses associated with facility consolidations. The segment recorded $9.7 million of non-cash costs primarily related to impairment of intangible assets associated with two small business units and, to a lesser extent, a loss on sale of a heating equipment business.

Corporate

The company recorded $5.1 million in restructuring and other charges at its corporate operations in 2011, including a charge to selling, general and administrative expense of $3.0 million associated with product liability litigation and $2.1 million of cash costs for severance.

2010

During 2010, the company recorded net restructuring and other costs as follows:

(In millions)	Analytical Technologies		Specialty Diagnostics		Laboratory Products and Services		Corporate		Total	
Cost of Revenues	$	7.9	$	3.3	$	2.0	$	—	$	13.2
Selling, General and Administrative Expenses		14.9		(0.8)		(0.2)		(10.9)		3.0
Restructuring and Other Costs, Net		28.9		8.2		22.7		0.4		60.2
	$	51.7	$	10.7	$	24.5	$	(10.5)	$	76.4

The components of net restructuring and other costs by segment are as follows:

Analytical Technologies

The Analytical Technologies segment recorded $51.7 million of net restructuring and other charges in 2010. The segment recorded charges to cost of revenues of $7.9 million primarily for the sale of inventories revalued at the date of acquisition; charges to selling, general and administrative expenses of $14.9 million for transaction costs primarily related to the pending Dionex acquisition (Note 2) and, to a lesser extent, revisions of estimated contingent consideration, principally related to the acquisition of Ahura; and $28.9 million of other costs, net. These other costs consisted of $12.6 million of cash costs, primarily associated with headcount reductions and facility consolidations in an effort to streamline operations, including $8.4 million of severance for approximately 125 employees primarily in manufacturing and sales and service functions; $2.3 million of abandoned facility costs; and $1.9 million of other cash costs, primarily retention, relocation and moving expenses associated with facility consolidations as well as other costs associated with restructuring actions. The segment also recorded $16.3 million of other charges, net, primarily due to impairment of intangible assets associated with several small business units.

Specialty Diagnostics

The Specialty Diagnostics segment recorded $10.7 million of net restructuring and other charges in 2010. The segment recorded charges to cost of revenues of $3.3 million primarily for the sale of inventories revalued at the date of acquisition; $0.8 million of income for adjustments to transaction costs related to the B.R.A.H.M.S. acquisition and revisions of estimated contingent consideration; and $8.2 million of other costs, net. These other costs consisted of $6.8 million of cash costs, primarily associated with headcount reductions and facility consolidations in an effort to streamline operations, including $4.9 million of severance for approximately 45 employees primarily in manufacturing and sales and service functions; $0.9 million of abandoned facility costs; and $1.0 million of other cash costs, primarily retention, relocation and moving expenses associated with facility consolidations as well as other costs associated with restructuring actions. The segment also recorded non-cash costs of $1.4 million primarily due to impairment of intangible assets associated with a small business unit.

Laboratory Products and Services

The Laboratory Products and Services segment recorded $24.5 million of net restructuring and other charges in 2010. The segment recorded charges to cost of revenues of $2.0 million primarily for accelerated depreciation at facilities closing due to real estate consolidation; $13.6 million in cash costs described below; and $9.1 million in other costs, net. The cash costs, which were associated with headcount reductions and facility consolidations in an effort to streamline operations, included $4.7 million of severance for approximately 75 employees primarily in manufacturing, administrative, and sales and service functions; $3.8 million of abandoned facility costs; and $5.1 million of other cash costs, primarily retention, relocation, moving and related expenses associated with facility consolidations. The non-cash costs of $9.1 million were related to a provision for loss on a patent infringement claim that arose at a business unit prior to its acquisition by the company and, to a lesser extent, writedowns to estimated disposal value of real estate held for sale.

Corporate

The company recorded $10.5 million, net, of income including $10.9 million as a reduction of selling, general and administrative expenses at its corporate office in 2010, the majority of which was a gain on settlement with product liability insurers.

2009

During 2009, the company recorded net restructuring and other costs as follows:

(In millions)	Analytical Technologies		Specialty Diagnostics		Laboratory Products and Services		Corporate		Total	
Cost of Revenues	$	1.8	$	2.9	$	2.0	$	—	$	6.7
Selling, General and Administrative Expenses		—		2.1		(0.6)		—		1.5
Restructuring and Other Costs, Net		28.8		7.2		21.0		1.9		58.9
	$	30.6	$	12.2	$	22.4	$	1.9	$	67.1

The components of net restructuring and other costs by segment are as follows:

Analytical Technologies

The Analytical Technologies segment recorded $30.6 million of net restructuring and other charges in 2009. The segment recorded charges to cost of revenues of $1.8 million for the sale of inventories revalued at the date of acquisition and accelerated depreciation at facilities closing due to real estate consolidation and $28.8 million of cash

costs. The cash costs were, primarily associated with headcount reductions and facility consolidations in an effort to streamline operations, including $21.9 million of severance for approximately 320 employees primarily in manufacturing and sales and service functions; $4.2 million of abandoned facility costs; and $2.7 million of other cash costs, primarily retention, relocation and moving expenses associated with facility consolidations as well as other costs associated with restructuring actions.

Specialty Diagnostics

The Specialty Diagnostics segment recorded $12.2 million of net restructuring and other charges in 2009. The segment recorded charges to cost of revenues of $2.9 million for the sale of inventories revalued at the date of acquisition and accelerated depreciation at facilities closing due to real estate consolidation, charges to selling, general and administrative expenses of $2.1 million for transaction costs related to the B.R.A.H.M.S. acquisition (Note 2) and $7.2 million of other costs, net. These other costs consisted of $11.7 million of cash costs, primarily associated with headcount reductions and facility consolidations in an effort to streamline operations, including $8.3 million of severance for approximately 200 employees primarily in manufacturing and sales and service functions; $1.3 million of abandoned facility costs; and $2.1 million of other cash costs, primarily retention, relocation and moving expenses associated with facility consolidations as well as other costs associated with restructuring actions. The segment also recorded $4.5 million of income, net, primarily due to a gain on the settlement of a litigation-related matter assumed as part of the merger with Fisher Scientific in 2006, offset partially by a $2.5 million charge for pension termination benefits.

Laboratory Products and Services

The Laboratory Products and Services segment recorded $22.4 million of net restructuring and other charges in 2009. The segment recorded charges to cost of revenues of $2.0 million for the sale of inventories revalued at the date of acquisition and accelerated depreciation at facilities closing due to real estate consolidation; net gain in selling, general and administrative expenses of $0.6 million primarily for settlement of certain pre-merger Fisher product liability-related matters partially offset by transaction costs related to the acquisition of Biolab; $17.2 million in cash costs described below; and $3.8 million in other costs, net. The cash costs, which were associated with headcount reductions and facility consolidations in an effort to streamline operations, included $13.2 million of severance for approximately 360 employees primarily in manufacturing, administrative, and sales and service functions; $1.1 million of abandoned facility costs; and $2.9 million of other cash costs, primarily retention, relocation, moving and related expenses associated with facility consolidations. The non-cash costs of $3.8 million were related primarily to a loss on an abandoned facility held for sale that was sold in July 2009 and, to a lesser extent, the impairment of intangible and fixed assets related to a product line.

Corporate

The company recorded $1.9 million in restructuring and other charges at its corporate office in 2009, $2.1 million of which were cash costs partially offset by a $0.2 million gain on the sale of abandoned real estate. The cash costs were primarily abandoned facility costs and, to a lesser extent, severance.

The following table summarizes the cash components of the company's restructuring plans. The non-cash components and other amounts reported as restructuring and other costs, net, in the accompanying statement of income have been summarized in the notes to the tables. Accrued restructuring costs are included in other accrued expenses in the accompanying balance sheet.

(In millions)	Severance	Abandonment of Excess Facilities	Other (a)	Total
Pre-2010 Restructuring Plans				
Balance At December 31, 2008	$ 12.4	$ 6.2	$ 2.2	$ 20.8
Costs incurred in 2009 (c)	47.4	9.7	8.1	65.2
Reserves reversed (b)	(3.2)	(1.8)	(0.3)	(5.3)
Payments	(34.3)	(7.9)	(8.0)	(50.2)
Currency translation	(0.1)	0.4	0.1	0.4
Balance At December 31, 2009	22.2	6.6	2.1	30.9
Costs incurred in 2010 (d)	8.7	5.4	4.9	19.0
Reserves reversed (b)	(2.3)	(0.8)	(0.4)	(3.5)
Payments	(20.4)	(6.4)	(6.5)	(33.3)
Currency translation	(1.1)	—	(0.1)	(1.2)
Balance At December 31, 2010	7.1	4.8	—	11.9
Costs incurred in 2011 (e)	0.8	2.1	0.2	3.1
Reserves reversed (b)	(0.5)	—	(0.1)	(0.6)
Payments	(5.0)	(3.6)	(0.1)	(8.7)
Currency translation	0.1	—	—	0.1
Balance At December 31, 2011	$ 2.5	$ 3.3	$ —	$ 5.8
2010 Restructuring Plans				
Costs incurred in 2010 (d)	$ 11.8	$ 2.4	$ 3.7	$ 17.9
Payments	(8.8)	(1.6)	(3.5)	(13.9)
Currency translation	0.1	0.1	(0.1)	0.1
Balance At December 31, 2010	3.1	0.9	0.1	4.1
Costs incurred in 2011 (e)	2.1	0.1	0.5	2.7
Payments	(4.0)	(0.6)	(0.5)	(5.1)
Currency translation	—	(0.1)	—	(0.1)
Balance At December 31, 2011	$ 1.2	$ 0.3	$ 0.1	$ 1.6
2011 Restructuring Plans				
Costs incurred in 2011 (e)	$ 41.3	$ 9.7	$ 24.8	$ 75.8
Payments	(27.9)	(6.2)	(21.1)	(55.2)
Currency translation	(0.5)	0.1	—	(0.4)
Balance At December 31, 2011	$ 12.9	$ 3.6	$ 3.7	$ 20.2

(a) Other includes cash compensation from monetizing equity awards held by Dionex employees at the date of acquisition and employee retention costs which are accrued ratably over the period through which employees must work to qualify for a payment.
(b) Represents reductions in cost of plans.
(c) Excludes an aggregate of $1 million of non-cash income, net, which are detailed by segment above.
(d) Excludes an aggregate of $27 million of non-cash charges, net, which are detailed by segment above.
(e) Excludes an aggregate of $15 million of non-cash charges, net, which are detailed by segment above.

The company expects to pay accrued restructuring costs as follows: severance, employee-retention obligations and other costs, primarily through 2012; and abandoned-facility payments, over lease terms expiring through 2018.

Note 15.   Discontinued Operations

On June 22, 2012, in an effort to exit a non-core business, the company's senior management made a decision to pursue a sale of its laboratory workstations business, part of the Laboratory Products and Services segment. The company expects to complete such a transaction by June 2013. The results of the laboratory workstations business have been classified and presented as discontinued operations in the accompanying financial statements. Prior period results have been adjusted to conform to this presentation. A product line with annual revenue of approximately $4 million that was reported within the laboratory workstations business in 2011 will be retained and is now reported in the Specialty Diagnostics segment.

Operating results of the laboratory workstations business were as follows:

(In millions)	2011	2010	2009
Revenues	$ 179.6	$ 185.8	$ 179.0
Pre-tax Income (Loss)	(6.2)	18.0	26.6

On April 4, 2011, the company sold two businesses. The results of both businesses have been included in the accompanying financial statements as discontinued operations. See Note 2.

In 2010, the company recorded additional proceeds related to a business divested in 2003, resulting in an after-tax gain of $2.5 million.

Note 16.   Unaudited Quarterly Information

(In millions except per share amounts)	First (a)	Second (b)	Third (c)	Fourth (d)
Revenues	$ 2,682.6	$ 2,854.0	$ 2,932.9	$ 3,089.3
Gross Profit	1,116.3	1,161.0	1,218.9	1,297.8
Income from Continuing Operations	247.5	217.1	266.3	292.5
Net Income	252.2	523.4	265.4	288.9
Earnings per Share from Continuing Operations:				
Basic	.64	.57	.70	.78
Diluted	.63	.56	.70	.78
Earnings per Share:				
Basic	.65	1.37	.70	.77
Diluted	.64	1.36	.69	.77

(2011)

Amounts reflect aggregate restructuring and other items, net, and non-operating items, net, as follows:

(a) Costs of $21.2 million and after-tax income of $4.7 million related to the company's discontinued operations.
(b) Costs of $93.2 million and after-tax income of $306.3 million related to the company's discontinued operations.
(c) Costs of $56.5 million and after-tax loss of $0.9 million related to the company's discontinued operations.
(d) Costs of $59.7 million and after-tax loss of $3.6 million related to the company's discontinued operations.

| | 2010 | | | |
(In millions except per share amounts)	First (a)	Second (b)	Third (c)	Fourth (d)
Revenues	$ 2,585.3	$ 2,555.6	$ 2,577.1	$ 2,675.1
Gross Profit	1,058.7	1,040.4	1,050.0	1,112.4
Income from Continuing Operations	222.7	226.0	254.5	282.9
Net Income	232.3	237.3	268.5	297.5
Earnings per Share from Continuing Operations:				
Basic	.54	.55	.64	.72
Diluted	.53	.54	.63	.71
Earnings per Share:				
Basic	.57	.58	.67	.76
Diluted	.56	.57	.66	.75

Amounts reflect aggregate restructuring and other items, net, and non-operating items, net, as follows:

(a) Costs of $22.8 million and after-tax income of $9.6 million related to the company's discontinued operations.
(b) Costs of $11.0 million and after-tax income of $11.3 million related to the company's discontinued operations.
(c) Costs of $12.5 million and after-tax income of $14.0 million related to the company's discontinued operations.
(d) Costs of $30.1 million and after-tax income of $14.6 million related to the company's discontinued operations.

THERMO FISHER SCIENTIFIC INC.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(In millions)	Balance at Beginning of Year	Provision Charged to Expense	Accounts Recovered	Accounts Written Off	Other (a)	Balance at End of Year
Allowance for Doubtful Accounts						
Year Ended December 31, 2011	$ 39.2	$ 11.2	$ 0.2	$ (5.7)	$ 20.9	$ 65.8
Year Ended December 31, 2010	$ 46.2	$ 2.1	$ 0.3	$ (10.1)	$ 0.7	$ 39.2
Year Ended December 31, 2009	$ 41.9	$ 7.2	$ 1.0	$ (6.4)	$ 2.5	$ 46.2

(In millions)	Balance at Beginning of Year	Provision Charged to Expense (c)	Activity Charged to Reserve	Other (d)	Balance at End of Year
Accrued Restructuring Costs (b)					
Year Ended December 31, 2011	$ 16.0	$ 81.0	$ (69.0)	$ (0.4)	$ 27.6
Year Ended December 31, 2010	$ 30.9	$ 33.4	$ (47.2)	$ (1.1)	$ 16.0
Year Ended December 31, 2009	$ 20.8	$ 59.9	$ (50.2)	$ 0.4	$ 30.9

(a) Includes allowance of businesses acquired and sold during the year as described in Note 2 and the effect of currency translation.
(b) The nature of activity in this account is described in Note 14.
(c) Excludes $15 million and $27 million, respectively, of non-cash expense, net, in 2011 and 2010 and $1 million of non-cash income, net in 2009, as described in Note 14.
(d) Represents the effects of currency translation.